Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

9M | 2025
Excellent results

Net attributable profit **€7,978Mn**

Positive performance of recurring revenues, driven by activity

NII + Fees	Lending activity[1]
+13.5%	**+16.0%**
vs. 9M24	vs. Sep 24

Note: Variations at constant exchange rates.

Outstanding profitability and efficiency metrics (9M25)

ROTE	ROE
19.7%	**18.8%**

Efficiency ratio **38.2%**

Sound asset quality metrics, ahead of expectations

Cost of Risk	NPL ratio	NPL coverage ratio
1.35%	**2.8%**	**84%**
9M25	Sep-25	Sep-25

Solid capital position that underpins shareholder's remuneration

CET1 ratio

13.42%
Minimum capital requirement
9.13%2
Target range
11.5 - 12.0%
Sep-25

Customer acquisition

New customers[3]

(BBVA Group, Million; % acquisition through digital channels)

Total Millions
Digital
5.3
6.5
8.6
8.3
8.5
8.7
33%
66%
9M20
9M21
9M22
9M23
9M24
9M25

Record growth in customer acquisition driven by digital channels.

Sustainable business

Channeled in 9M25

€97Bn

Target 2025-2029

€700Bn

Sustainable business channeling target set for the period 2025-2029[4].

(1) Performing loans under management excluding repos.
(2) Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of June 30, 2025.
(3) Gross customer acquisition through channels for retail segment. Excludes the US business sold to PNC.
(4) The Goal 2029 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts). This Sustainable Business Channeling Objective does not include BBVA Asset Management and Fundación Microfinanzas BBVA activity.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.2
Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-09-25	∆ %	30-09-24	31-12-24
Balance sheet (millions of euros)
Total assets	813,063	5.7	769,341	772,402
Loans and advances to customers (gross)	447,901	12.6	397,891	424,087
Deposits from customers	471,364	7.7	437,834	447,646
Total customer funds	687,781	10.7	621,047	640,250
Total equity	61,809	8.9	56,772	60,014
Income statement (millions of euros)
Net interest income	19,246	2.0	18,861	25,267
Gross income	27,136	3.7	26,161	35,481
Operating income	16,776	5.0	15,972	21,288
Net attributable profit (loss)	7,978	4.7	7,622	10,054
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,763	—	5,763	5,763
Share price (euros)	16.34	68.3	9.71	9.45
Adjusted earning (loss) per share (euros) ⁽¹⁾	1.33	4.7	1.28	1.68
Earning (loss) per share (euros) ⁽¹⁾	1.33	5.1	1.27	1.68
Book value per share (euros) ⁽¹⁾	10.02	9.0	9.19	9.67
Tangible book value per share (euros) ⁽¹⁾	9.55	8.6	8.79	9.24
Market capitalization (millions of euros)	94,172	68.3	55,962	54,463
Profitability and efficiency ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	18.8		19.2	18.9
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	19.7		20.1	19.7
RORC (net attributable profit (loss)/average regulatory capital) ⁽¹⁾	21.41		21.33	20.98
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.41		1.37	1.36
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	2.84		2.81	2.76
Efficiency ratio ⁽¹⁾	38.2		38.9	40.0
Credit risk indicators
Cost of risk ⁽¹⁾	1.35		1.42	1.43
NPL ratio ⁽¹⁾	2.8		3.3	3.0
NPL coverage ratio ⁽¹⁾	84		75	80
Capital adequacy ratios (%) ⁽²⁾
CET1 ratio	13.42		12.84	12.88
Tier 1 ratio	14.81		14.36	14.40
Total capital ratio	17.75		17.09	16.90
Other information
Number of active customers (million) ⁽³⁾	80.1	5.4	76.0	76.9
Number of shareholders ⁽⁴⁾	669,979	(6.6)	717,667	714,069
Number of employees	126,997	1.5	125,083	125,916
Number of branches	5,657	(3.5)	5,863	5,749
Number of ATMs	30,600	0.1	30,569	30,391
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
⁽²⁾ Preliminary data as of 30-09-2025.
⁽³⁾ 2024 data have been revised due to the homogenization of computation criteria in the different countries or changes in the origin of information provisioning, which would include the reorganization of the active client databases.

⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.3
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.4
Highlights
2025-2029 Strategic Plan
Between January and September 2025, the Group has made significant progress in the execution of its new 2025-2029 Strategic
Plan, which aims to establish a new axis of differentiation by radically incorporating the customer perspective, as well as driving and strengthening the Group's commitment to growth and value creation. Thus, on July 31, the Group presented its financial objectives for the period 2025-2028, which are part of the strategic plan presented at the beginning of the year.
BBVA continues to focus on innovation as a key driver for achieving these goals and continuing to lead the transformation of the sector. Thanks to artificial intelligence and next-generation technologies, the Group amplifies its positive impact on customers, helping them make the best decisions.
Results and business activity
In this context, the BBVA Group achieved a cumulative result of €7,978, by the end of September 2025, representing a year-on-
year increase of 4.7%, supported by the strong performance of recurring revenues from the banking business, that is, net interest income and net fees and commissions. If the exchange rates variation is excluded, this growth increases to 19.8%.
Thanks to the solid evolution in gross income, which increased by 16.2% in constant terms, with a growth rate that is significantly higher than that of operating expenses (+11.0% at constant exchange rates, impacted by an environment of still high inflation), the efficiency ratio fell to 38.2% as of September 30, 2025, which represents an improvement of 178 basis points compared to the ratio as of September 30, 2024.
The provisions for impairment on financial assets increased by 12.0% compared to the balances at the end of September 2024 and at constant exchange rates, a rate that is below the growth in lending, which reached 16.0%.
1 The additional pro forma CIB information does not include the application of hyperinflation accounting or the Group's wholesale business in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.5
During the first nine months of 2025, loans and advances to customers increased by 5.7%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to business, which grew by 5.9% at the
Group level. Loans to individuals increased by 4.2%, with consumer and mortgage loans showing greater dynamism.
Customer funds grew by 7.4% in the first nine months of the year, driven not only by mutual funds and managed portfolios, but also by deposits from customers.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2024)

+5.7%
+7.4%
Loans and advances to customers
Customer funds

Business areas
According to the accumulated results of the business areas by the end of September 2025, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €3,139m, that is, 10.5% above the result achieved in the same period of 2024, driven by the evolution of the recurring revenue from the banking business.
–BBVA Mexico achieved a cumulative net attributable profit of €3,875m, which represents a year-on-year growth of 4.5%, excluding the impact of the Mexican peso, explained mainly by the favorable evolution of the net interest income.
–Turkey reached a net attributable profit of €648m, with a year-on-year growth of 49.6%, as a result of the good performance of recurring revenues in banking business and a less negative hyperinflation impact.
–South America generated a net attributable profit of €585m in the first nine months of 2025, which represents a year-on-
year growth of 24.1%, mainly derived from a less negative hyperinflation adjustment in Argentina and an improvement in net attributable profit in Colombia and Peru.
–Rest of Business achieved an accumulated net attributable profit of €481m, this is, excluding the currency evolution,
20.0% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the net trading income (hereinafter, NTI).
The Corporate Center recorded a net attributable loss of €-750m, in line with the €-726m recorded in the same period of the previous year.
Lastly, and for a broader understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €2,341m1. Excluding the impact of currency fluctuations, this result represents a 31.8% increase over the same period of the previous year and reflects again the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.
2 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
3 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of June 30, 2025.
4 Subject to the corresponding approvals and authorizations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.6

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+4.7%

NET ATTRIBUTABLE PROFIT BREAKDOWN ⁽¹⁾ (PERCENTAGE. JAN.-SEP.25)

Spain
Mexico
Turkey
South America
Rest of Business
5.5
6.7
7.4
36.0
44.4

⁽¹⁾ Excludes the Corporate Center.
Solvency
The BBVA Group's CET12 ratio stood at 13.42% as of September 30, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%3), and is also above the Group's target management range of 11.5% -
12.0% of CET1.
Shareholder remuneration
Regarding shareholder remuneration, as approved by the Annual General Shareholders´ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025.
By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that its Board of
Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per share on account of the 2025 dividend entitled to participate in this distribution, to be paid on November 7, 2025.
Additionally, on January 30, 2025, BBVA announced a share buyback program for an amount of €993 million, which is expected to be carried out starting on October 31, 2025. Likewise, given the relevant accumulated excess capital above 12%, BBVA's Board of
Directors has agreed to launch a significant additional share buyback as soon as it receives the authorization from the European
Central Bank4.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.7
Other highlights
During the first nine months of 2025 and the fiscal year 2024, no significant or relevant corporate transactions have been completed, notwithstanding the voluntary public tender offer for the entire share capital of Banco de Sabadell, S.A. announced by
BBVA on May 9, 2024. The offer was no longer in effect on October 16, 2025, following the publication of its outcome by the
CNMV, as the minimum acceptance condition established by BBVA was not met.
5 The 2029 Objective includes the channeling of financial flows, on a cumulative basis, related to activities, clients, or products considered sustainable or that promote sustainability, in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, Social Bond Principles, and
Sustainability-Linked Bond Principles of the International Capital Market Association, as well as the Green Loan Principles, Social Loan Principles, and Sustainability-
Linked Loan Principles of the Loan Market Association, and market best practices. The above is understood without prejudice to the fact that such channeling, both at its initial moment and at a later time, may not be recorded on the balance sheet. To determine the amounts of channeled sustainable business, internal criteria are used based on both internal and external information, whether public, provided by clients, or by a third party (primarily data providers and independent experts).This
Sustainable Business Channeling Objective does not include the activities of BBVA Asset Management or the BBVA Microfinance Foundation.
6 The products and eligibility and accounting criteria are described in the Guide for Sustainable Business Channeling available on the BBVA Group's shareholders and investors website.
7 Growth compared to the same period of the previous year, excluding the activity of BBVA Asset Management and the BBVA Microfinance Foundation.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.8
Sustainability
BBVA aims to promote sustainability as a driver of differential growth, leveraging the need to finance investments to meet the increasing demand for efficient and clean energy. As part of its new and ambitious target of channeling €700 billion in sustainable business for the 2025–2029 period5, the BBVA Group has channeled approximately €97 billion in the first nine months of 20256, representing a 48%7 increase. Of this amount, 76% corresponds to the environmental impact area, while the remaining 24%
relates to opportunities in the social sphere.

CHANNELING OF SUSTAINABLE BUSINESS

New Target
€700Bn
	2025	2026	2027	2028	2029

Sustainable Business (channeled until 2024)
€304Bn
2018	2019	2020	2021	2022	2023	2024

BREAKDOWN BY CUSTOMER SEGMENTS (€BN)

97
11.1
36.2
49.7
65.7
5.5
23.7
36.5
Retail
Enterprises
CIB
Jan.-Sep.24
Jan.-Sep.25

BBVA’s sustainable business channeling includes aspects related to climate change and natural capital (which encompasses activities connected to water, agriculture, and the circular economy), as well as the promotion and financing of social initiatives
(including social, educational, and health infrastructure; support for entrepreneurs and young businesses; and financial inclusion for the most disadvantaged groups). This channeling refers to financial flows linked to activities, clients, or products deemed sustainable by BBVA. Moreover, it is a cumulative concept, as it reflects amounts originated from a specific date. Some of these flows are not recorded on the balance sheet (such as client bond placements or guarantees), or they may have already matured.
During the first nine months of 2025, BBVA has channeled nearly €11.1 billion into its retail business, representing a year-on-year growth of 102%6. In line with its bet for sustainability, the Group has developed digital tools to help its retail customers adopt more responsible energy consumption habits. These solutions offer indicative estimates of the potential savings that can be achieved by implementing energy efficiency measures in areas such as the home and transport.
It is worth highlighting the strong performance in financing for the acquisition of hybrid or electric vehicles, which reached approximately €1.3 billion.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.9
The corporate business unit channeled approximately €36.2 billion during the same period, representing a year-on-year growth of
52%6. During these months, BBVA has continued to offer its customers in this segment specialized advice on solutions aimed at generating potential savings, with cross-cutting initiatives such as energy efficiency, transport fleet renewal, and water resource management. A particularly noteworthy aspect has been financing linked to natural capital, which reached nearly €3.9 billion, where Mexico's contribution remains essential, generating around half of this channeling, mainly in the agricultural sector.
Between January and September 2025, CIB (Corporate & Investment Banking) channeled approximately €49.7 billion, representing a 36%6 increase. BBVA has continued to promote the financing of clean technologies and renewable energy projects within the wholesale segment, as well as solutions such as sustainability-linked confirming. Among these initiatives, the financing of renewable energy projects stands out, reaching €2.1 billion until September.
Relevant initiatives in the field of sustainability
BBVA considers the agri-food sector to be a strategic pillar due to its contribution to a more sustainable economy and its ability to address global challenges such as food security. The bank's strategy is geared toward supporting companies in their transition to more efficient and sustainable models, with a focus on modernization, digitalization, and opening up to new markets.
This engagement was recently showcased at Fruit Attraction, one of the world's largest events for the fruit and vegetable industry, where BBVA reaffirmed its role as the sector’s financial partner. In this context, the Group presented its value proposition, built around sustainability and internationalization. This positioning is supported by the fact that nearly 30% of the exhibiting companies are already customers.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.10
Macroeconomic environment
The global economy has remained relatively resilient during the first half of 2025 despite high levels of uncertainty, trade tensions and the US administration's immigration restrictions. The negative effects of protectionist policies appear to be mitigated by fiscal stimulus, lower than expected effective tariffs and the strong growth in investment in artificial intelligence. Low financial volatility, supported by the Federal Reserve's (hereinafter, Fed) expansionary monetary policy, is also supporting global activity.
Even so, BBVA Research estimates that global growth will moderate in 2025 to 3.0%, in line with the previous forecast, and will reach around 3.1% in 2026. For the United States, the forecast of an economic slowdown remains unchanged, with a GDP growth of 1.7% in 2025 (unchanged from the previous forecast) and 1.8% in 2026. In the Eurozone, the upward revision of activity data in the first half of the year raises the GDP growth forecast for this year to 1.3% (four tenths more than in the previous scenario). By
2026, growth is expected to be reduced to 1.0%, in a context where the impact of tariffs and political instability in some countries in the bloc will be partially offset by increased spending on defense and infrastructure. In China, the economic slowdown continues: GDP could grow by 4.8% in 2025 (the same rate as previous quarter's forecast) and 4.5% in 2026.
Although the tariff increase is expected to keep inflation in the United States at around 3% by the end of 2026, the Fed could respond to the loss of momentum in the labor market with further interest rate cuts, following the reduction to 4.25% in
September. In particular, BBVA Research forecasts at least two additional rate cuts in 2025, to 3.75%, and further reductions during 2026 to reach levels of 3%. In the Eurozone, BBVA Research expects the ECB to keep the deposit facility interest rate unchanged (at 2%) if inflationary pressures remain contained (the average inflation rate could close 2025 at 2.0% and 2026 at
1.8%) and downside risks to growth do not intensify. In China, monetary conditions are likely to continue to ease given the current context of very low inflation.
The balance of risks for the global economy remains weighted to the downside. In addition to protectionist measures in trade and immigration, and the structural challenges facing Europe and China, there is also uncertainty about the Fed's independence and its potential impact on financial markets.

GDP GROWTH ESTIMATES IN 2025 (PERCENTAGE. YEAR-ON- YEAR VARIATION)
Source: BBVA Research estimates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.11
Group
Quarterly evolution of results
BBVA Group's net attributable profit for the third quarter of 2025 was €2,531m, 8.0% below the previous quarter. The third quarter saw a favorable performance in recurring revenues from the banking business and NTI. This was offset by higher operating expenses during the quarter due to the recognition in the second quarter of a lower cost corresponding to the Value Added Tax
(VAT) in BBVA S.A., a more negative impact in the line of other operating income and expenses, and higher provisions for impairment on financial assets.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

2025				2024
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	6,640	6,208	6,398	6,406	5,868	6,481	6,512
Net fees and commissions	2,060	1,951	2,060	2,234	1,912	1,955	1,887
Net trading income	531	484	948	983	1,044	1,114	772
Other operating income and expenses	(128)	67	(82)	(303)	(107)	(324)	(952)
Gross income	9,102	8,710	9,324	9,320	8,716	9,227	8,218
Operating expenses	(3,574)	(3,224)	(3,562)	(4,004)	(3,330)	(3,477)	(3,383)
Personnel expenses	(1,899)	(1,792)	(1,901)	(2,216)	(1,810)	(1,855)	(1,778)
Other administrative expenses	(1,296)	(1,062)	(1,283)	(1,380)	(1,154)	(1,238)	(1,229)
Depreciation	(379)	(370)	(378)	(408)	(366)	(384)	(375)
Operating income	5,528	5,485	5,762	5,316	5,386	5,751	4,835
Impairment on financial assets not measured at fair value through profit or loss	(1,567)	(1,377)	(1,385)	(1,466)	(1,440)	(1,479)	(1,361)
Provisions or reversal of provisions	(99)	(82)	(51)	(99)	(61)	19	(57)
Other gains (losses)	6	50	22	8	(19)	31	40
Profit (loss) before tax	3,868	4,076	4,348	3,759	3,867	4,322	3,458
Income tax	(1,206)	(1,160)	(1,466)	(1,171)	(1,135)	(1,374)	(1,151)
Profit (loss) for the period	2,662	2,916	2,882	2,588	2,732	2,949	2,307
Non-controlling interests	(132)	(167)	(184)	(155)	(105)	(154)	(107)
Net attributable profit (loss)	2,531	2,749	2,698	2,433	2,627	2,794	2,200
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.42	0.46	0.45	0.41	0.44	0.47	0.37
Earning (loss) per share (euros) ⁽¹⁾	0.42	0.46	0.45	0.40	0.44	0.47	0.36
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.12
Year-on-year evolution of results
The BBVA Group achieved a cumulative result of €7,978m, by the end of September 2025, representing a year-on-year increase of
4.7%, supported by the strong performance of recurring revenues from the banking business. If the exchange rates variation is excluded, this growth increases to 19.8%, as the main currencies of the countries in which the Group operates depreciated in the comparison period, that is, between September 2024 and September 2025.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			∆ % at constant
	Jan.-Sep.25	∆ %	exchange rates	Jan.-Sep.24
Net interest income	19,246	2.0	12.6	18,861
Net fees and commissions	6,071	5.5	16.6	5,754
Net trading income	1,962	(33.0)	(25.6)	2,930
Other operating income and expenses	(143)	(89.7)	(91.0)	(1,383)
Gross income	27,136	3.7	16.2	26,161
Operating expenses	(10,360)	1.7	11.0	(10,189)
Personnel expenses	(5,592)	2.7	12.1	(5,443)
Other administrative expenses	(3,640)	0.5	10.8	(3,621)
Depreciation	(1,128)	0.2	6.4	(1,125)
Operating income	16,776	5.0	19.7	15,972
Impairment on financial assets not measured at fair value through profit or loss	(4,328)	1.1	12.0	(4,279)
Provisions or reversal of provisions	(233)	135.2	140.9	(99)
Other gains (losses)	77	46.7	49.5	53
Profit (loss) before tax	12,292	5.5	21.6	11,647
Income tax	(3,832)	4.7	19.2	(3,659)
Profit (loss) for the period	8,461	5.9	22.7	7,987
Non-controlling interests	(483)	32.1	102.2	(366)
Net attributable profit (loss)	7,978	4.7	19.8	7,622
Adjusted earning (loss) per share (euros) ⁽¹⁾	1.33			1.28
Earning (loss) per share (euros) ⁽¹⁾	1.33			1.27
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of September 30, 2025 was 12.6% higher than in the same period of the previous year, mainly driven by the evolution in Turkey and, to a lesser extent, by Mexico, followed by the contribution of Spain and Rest of
Business. Moreover, net interest income over average total assets has shown a favorable evolution over the last few quarters, reflecting greater efficiency in the management of the traditional banking business. The growing trend of the indicator is evidence of the bank's capacity to generate solid interest income.
Likewise, net fees and commissions experienced a year-on-year growth of 16.6%, once again supported by the performance of fees from payment methods and, to a lesser extent, asset management net fees and commissions. Among the business areas,
Turkey´s performance continues to stand out above the others.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.13
Thus, overall recurring banking business revenues grew by 13.5% compared to the first nine months of 2024.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+13.5%	(1)

22,298	25,317

8,398
8,437
7,779
8,640
8,458
8,159
8,700
7,280
7,427
7,591
8,058
8,037
8,357
8,923
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +2.9%.
The NTI reported a 25.6% year-on-year decrease at the end of September 2025, mainly due to the lower results of Turkey and the
Corporate Center.
The other operating income and expenses line accumulated, as of September 30, 2025, a significantly improved result compared to the same period of the previous year. This is due to a lower negative impact in the period January-September 2025 derived from the hyperinflation in Argentina and Turkey compared with the same period of 2024, as well as to the recording in Spain in the first quarter of 2024 of the total annual amount of the temporary tax on credit institutions and financial credit establishments for
€285m. On the other hand, the results of the insurance business, also included in this line, had a positive evolution.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+16.2%	(1)

23,352	27,136

8,218
9,227
8,716
9,320
9,324
8,710
9,102
6,807
8,039
8,506
8,553
8,813
8,966
9,357
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +3.7%.
Thanks to the solid evolution in gross income, which increased by 16.2%, well above the rate of growth in operating expenses,
(+11.0%), the efficiency ratio fell to 38.2% as of September 30, 2025, which represents an improvement of 178 basis points compared to the ratio as of September 30, 2024, at constant exchange rates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.14

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+11.0%	(1)

9,332	10,360

3,383
3,477
3,330
4,004
3,562
3,224
3,574
2,997
3,097
3,238
3,696
3,382
3,308
3,670
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +1.7%.

EFFICIENCY RATIO (PERCENTAGE)

-178
Basis points

40.0
40.8
38.2
38.9
40.0
38.2
Jan.-Sep.24
2024
Jan.-Sep.25
At current exchange rates
At constant exchange rates

The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) stood at
12.0% at the end of September 2025 higher than in the same period of the previous year. Turkey and Mexico were the main business areas that required an increase in the level of provisions, which was partially offset by lower needs in South America and, to a lesser extent, in Spain.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+19.7%	(1)

14,020	16,776

4,835
5,751
5,386
5,316
5,762
5,485
5,528
3,811
4,942
5,268
4,857
5,431
5,658
5,687
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +5.0%.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+12.0%	(1)

3,866	4,328

1,361
1,479
1,440
1,466
1,385
1,377
1,567
1,197
1,301
1,368
1,391
1,306
1,421
1,601
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +1.1%.
The provisions or reversal of provisions line (hereinafter provisions) registered at the end of September 30, 2025 higher provisions
(+140.9% year-on-year), with growth in all business areas, except South America.
On the other hand, the other gains (losses) line ended September 2025 49.5% higher than September 2024 thanks mainly to the evolution in Spain.
Income tax includes the accrual corresponding to the new tax on net interest income and net fees and commissions in Spain for the period January-September 2025, which amounts to approximately €224m.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.15
As a result of the above, the BBVA Group reached a net attributable profit of €7,978m accumulated during the first nine months of
2025, showing a significant growth of 19.8% compared to the same period of the previous year. This solid result is supported by the positive evolution of the recurring banking business revenues, which have been able to offset the increase in operating expenses and in the provisions for impairment losses on financial assets. In addition, there was a less negative hyperinflation impact compared to one registered for the period January-September 2024.
The net attributable profits, in millions of euros and accumulated at the end of September 2025 for the business areas that compose the Group were as follows: 3,139 in Spain, 3,875 in Mexico, 648 in Turkey, 585 in South America and 481 in Rest of
Business.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+19.8%	(1)

6,657	7,978

2,200
2,794
2,627
2,433
2,698
2,749
2,531
1,677
2,394
2,587
2,207
2,553
2,828
2,597
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
At current exchange rates

⁽¹⁾ At current exchange rates: +4.7%.
The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of September 2025 was 17.0% higher than at the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

+17.0%

10.28
9.84
9.55
9.24
8.79
0.73
0.41
0.41
9.55
9.43
9.14
9.24
8.79
Sep.24
Dec.24
Mar.25
Jun.25
Sep.25
Dividends
Tangible book value

General note: Replenishing dividends paid in the period. For more information, see Alternative Performance Measures at this report.

EARNING (LOSS) PER SHARE (EUROS)

+5.1%	⁽¹⁾

1.27	1.33

0.36
0.37
0.47
0.47
0.44
0.44
0.40
0.41
0.45
0.45
0.46
0.46
0.42
0.42
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
Adjusted EPS
EPS

General note: Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
⁽¹⁾ The year-on-year variation of adjusted EPS stands at 4.7%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.16
Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and better profitability ratios in a way that differentiates it from the market.

ROE, ROTE AND RORC (PERCENTAGE)

21.3
21.0
21.4
20.1
19.7
19.7
19.2
18.9
18.8
Jan.-Sep.24
2024
Jan.-Sep.25
RORC
ROTE
ROE

ROA AND RORWA (PERCENTAGE)
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.17
Balance sheet and business activity
During the first nine months of 2025, loans and advances to customers increased by 5.7%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to business, which grew by 5.9% at the
Group level. Loans to individuals increased by 4.2%, with consumer and mortgage loans showing greater dynamism (8.9% and
2.9%, respectively).
Customer funds grew by 7.4% in the first nine months of the year, driven not only by mutual funds and managed portfolios, which grew by 13.2%, but also by deposits from customers, which increased by 5.3% at Group level, driven largely by time deposits
(+12.6%).

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	30-09-25	∆ %	31-12-24	30-09-24
Cash, cash balances at central banks and other demand deposits	57,125	11.7	51,145	58,588
Financial assets held for trading	111,037	1.9	108,948	127,551
Non-trading financial assets mandatorily at fair value through profit or loss	10,845	2.8	10,546	9,560
Financial assets designated at fair value through profit or loss	942	12.7	836	869
Financial assets at fair value through accumulated other comprehensive income	59,562	0.9	59,002	59,961
Financial assets at amortized cost	536,003	6.7	502,400	475,861
Loans and advances to central banks and credit institutions	32,815	6.2	30,909	31,615
Loans and advances to customers	436,165	5.7	412,477	386,731
Debt securities	67,023	13.6	59,014	57,515
Investments in joint ventures and associates	1,006	1.7	989	973
Tangible assets	9,253	(5.2)	9,759	9,351
Intangible assets	2,667	7.1	2,490	2,322
Other assets	24,622	(6.3)	26,287	24,304
Total assets	813,063	5.3	772,402	769,341
Financial liabilities held for trading	86,758	0.2	86,591	98,313
Other financial liabilities designated at fair value through profit or loss	17,273	15.5	14,952	14,443
Financial liabilities at amortized cost	617,649	5.7	584,339	571,381
Deposits from central banks and credit institutions	49,176	0.2	49,074	48,547
Deposits from customers	471,364	5.3	447,646	437,834
Debt certificates	77,428	10.8	69,867	67,325
Other financial liabilities	19,681	10.9	17,753	17,676
Liabilities under insurance and reinsurance contracts	12,303	12.0	10,981	10,970
Other liabilities	17,271	11.2	15,525	17,461
Total liabilities	751,253	5.5	712,388	712,568
Non-controlling interests	4,165	(4.5)	4,359	3,883
Accumulated other comprehensive income	(18,674)	8.4	(17,220)	(17,647)
Shareholders’ funds	76,319	4.7	72,875	70,536
Total equity	61,809	3.0	60,014	56,772
Total liabilities and equity	813,063	5.3	772,402	769,341
Memorandum item:
Guarantees given	68,531	6.7	64,257	63,571
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.18

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	30-09-25	∆ %	31-12-24	30-09-24
Public sector	26,350	19.2	22,108	21,823
Individuals	185,250	4.2	177,751	169,967
Mortgages	97,281	2.9	94,577	92,707
Consumer	49,625	8.9	45,562	43,211
Credit cards	26,756	2.6	26,067	22,779
Other loans	11,588	0.4	11,544	11,269
Business	222,487	5.9	210,017	191,511
Non-performing loans	13,813	(2.8)	14,211	14,590
Loans and advances to customers (gross)	447,901	5.6	424,087	397,891
Allowances ⁽¹⁾	(11,736)	1.1	(11,611)	(11,160)
Loans and advances to customers	436,165	5.7	412,477	386,731
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of September 30, 2025, December 31, 2024 and September 30, 2024 the remaining amount was
€81m, €107m and €114m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

+5.7%	(1)

⁽¹⁾ At constant exchange rates: +10.4%.

CUSTOMER FUNDS (BILLIONS OF EUROS)

+7.4%	(1)

621
640
688
183
193
216
438
448
471
Sep.24
Dec.24
Sep.25
Other customers funds
Deposits from customers

⁽¹⁾ At constant exchange rates: +11.7%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-09-25	∆ %	31-12-24	30-09-24
Deposits from customers	471,364	5.3	447,646	437,834
Current accounts	341,346	2.9	331,780	314,916
Time deposits	119,754	12.6	106,362	102,454
Other deposits	10,264	8.0	9,503	20,464
Other customer funds	216,417	12.4	192,604	183,213
Mutual funds and investment companies and customer portfolios ⁽¹⁾	176,953	13.2	156,265	147,769
Pension funds	32,923	4.1	31,614	30,662
Other off-balance sheet funds	6,541	38.4	4,726	4,782
Total customer funds	687,781	7.4	640,250	621,047
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Peru (preliminary data as of 30-09-2025) and Colombia (preliminary data as of 30-09-2025).
8 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
9 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of June 30, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.19
Capital and shareholders
Capital base
The BBVA Group's CET1 ratio8 stood at 13.42% as of September 30, 2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%9), and is also above the Group's target management range of 11.5% -
12.0% of CET1.
Regarding the evolution during the third quarter, the Group’s CET1 increased by 8 basis points with respect to the June level
(13.34%).
Noteworthy in this evolution is the strong earnings generation during the third quarter, which contributed +65 basis points to the ratio. The provision for dividends and the coupon payments on AT1 instruments (CoCos) subtracted -35 basis points. Organic growth in risk-weighted assets (RWA) at constant exchange rates, net of risk transfer initiatives, represents a consumption of -37 basis points, reflecting, once again, the Group's ability to continue reinvesting in new growth.
Among the remaining impacts that increase the ratio by 15 basis points, the positive compensation effect recognized in "Other
Comprehensive Income" offsetting the negative impact in the income statement from the loss on the net monetary position recorded in the financial statements of the subsidiaries operating in hyperinflationary economies.

QUARTERLY EVOLUTION OF THE CET1 RATIO

+8 bps

(1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the loss on the net monetary position in hyperinflationary economies registered in results.

The AT1 ratio showed a variation of -3 basis points compared to June 30, 2025. This variation was due mainly by the growth in
RWA. No issuances were made or redeemed during the quarter.
For its part, the Tier 2 ratio has not experienced a significant variation (-3 basis points in the quarter), mainly impacted by the growth in RWA, partially offset by the issuance of USD 500m of subordinated debt by Garanti BBVA.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.75% as of September 30, 2025, above the total capital requirements.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.20
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2025,
BBVA Group must maintain at consolidated level a total capital ratio of 13.29%9 and a CET1 capital ratio of 9.13%9, including a
Pillar 2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the European Central Bank (hereinafter ECB) prudential provisioning expectations, and must be satisfied by CET1.

CAPITAL RATIOS (PERCENTAGE)

17.75
16.90
17.09
2.94
2.50
2.72
1.39
1.53
1.53
13.42
12.88
12.84
Tier 2
Additional Tier 1
CET1
30-09-25
31-12-24
30-09-24

CAPITAL BASE (MILLIONS OF EUROS)

	30-09-25 ⁽¹⁾	31-12-24	30-09-24
Common Equity Tier 1 (CET1)	53,056	50,799	48,715
Tier 1	58,541	56,822	54,503
Tier 2	11,614	9,858	10,341
Total capital (Tier 1 + Tier 2)	70,156	66,680	64,844
Risk-weighted assets	395,275	394,468	379,520
CET1 ratio (%)	13.42	12.88	12.84
Tier 1 ratio (%)	14.81	14.40	14.36
Tier 2 ratio (%)	2.94	2.50	2.72
Total capital ratio (%)	17.75	16.90	17.09
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for September 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
As of September 30, 2025, the fully loaded leverage ratio stood at 6.72%, which represents a reduction of -21 basis points compared to June 2025.

LEVERAGE RATIO

	30-09-25 ⁽¹⁾	31-12-24	30-09-24
Exposure to Leverage Ratio (million euros)	871,165	834,488	825,479
Leverage ratio (%)	6.72	6.81	6.60
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for September 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
10 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single
Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
11 The subordination requirement in RWA is 13.50%.
12 The subordination requirement in Leverage ratio is 5.66%.
13 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of June 30, 2025.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.21
With respect to the MREL (Minimum Requirement for own funds and Eligible Liabilities) ratios10 achieved as of September 30,
2025, these were 31.31% and 11.76%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both
26.61% and 9.99%, respectively. A summarizing table is shown below:

MREL

	30-09-25 ⁽¹⁾	31-12-24	30-09-24
Total own funds and eligible liabilities (million euros)	64,342	63,887	62,415
Total RWA of the resolution group (million euros)	205,497	228,796	216,669
RWA ratio (%)	31.31	27.92	28.81
Total exposure for the Leverage calculation (million euros)	547,217	527,804	544,565
Leverage ratio (%)	11.76	12.10	11.46
General note: The 2024 data and ratios are presented according to the requirements under CRR2, while those for September 2025 have been calculated applying the regulatory changes of CRR3.
⁽¹⁾ Preliminary data.
On June 12, 2025, the Group made public that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from
June 12, 2025, an MREL in RWA of at least 23.13%11. In addition, BBVA must reach, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of at least 8.59%
(the “MREL in LR”)12. These requirements do not include the current combined capital requirement, which, according to applicable regulations and supervisory criteria, is 3.66%13. Given the structure of the resolution group's own funds and eligible liabilities, as of
September 30, 2025, the Group meets the aforementioned requirements.
For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.22
Shareholder remuneration
Regarding shareholder remuneration, as approved by the Annual General Shareholders´ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 fiscal year, for an amount equal to €0.41 (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025.
By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that its Board of
Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per share on account of the 2025 dividend entitled to participate in this distribution, to be paid on November 7, 2025.
Additionally, on January 30, 2025, BBVA announced a share buyback program for an amount of €993 million, which is expected to be carried out starting on October 31, 2025.
As of September 30, 2025, BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.

SHAREHOLDER STRUCTURE (30-09-25)

	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	297,411	44.4	53,650,054	0.9
501 to 5,000	292,809	43.7	517,736,617	9.0
5,001 to 10,000	42,889	6.4	300,497,617	5.2
10,001 to 50,000	33,243	5.0	637,361,459	11.1
50,001 to 100,000	2,345	0.4	160,403,640	2.8
100,001 to 500,000	1,028	0.2	182,392,714	3.2
More than 500,001	254	0.04	3,911,243,364	67.9
Total	669,979	100	5,763,285,465	100
Note: in the case of shares held by investors operating through a custodian entity located outside Spain, only the custodian is counted as a shareholder, as it is the entity registered in the corresponding book-entry register. Therefore, the reported number of shareholders does not include these underlying holders.

Ratings
Several rating agencies have recognized the favorable evolution of BBVA’s fundamentals so far in 2025. Recently, the three main international rating agencies (S&P, Moody’s, and Fitch) have upgraded BBVA’s rating, reflecting their positive view of the Group’s sound financial profile supported by strong profitability and resilient asset quality. In September, S&P raised BBVA’s rating from A to A+, maintaining a stable outlook and highlighting the robustness of returns and BBVA’s financial strength. In October, Moody’s upgraded the rating from A3 to A2, shifting the outlook from “Rating Watch Positive” to stable, and noted the improvement in the bank’s credit profile, particularly in terms of profitability. Fitch also upgraded BBVA’s rating in October, including senior preferred debt, from A- to A. The outlook was changed to stable, following an earlier revision from stable to positive in February and the placement on “Rating Watch Positive” in May. DBRS confirmed its rating of A (high) with a stable outlook in February. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS

Rating agency	Long term ⁽¹⁾	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A	F-1	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Stable
⁽¹⁾ Ratings assigned to long term senior preferred debt. Additionally, Moody’s, Fitch and DBRS assign A2, A and A (high) rating, respectively, to BBVA’s long term deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.23
Risk management
Credit risk
In a volatile global context, whose evolution will continue to be highly conditioned by the uncertainty represented by the United
States administration's policies implemented in recent months, economic activity in the countries where BBVA operates continued to reflect a generally good dynamic in terms of economic growth, as well as in the indicators of the financial system. In
Spain, the growth forecast for 2025 has been revised upwards (+3.0%), five tenths above the previous forecast and inflation could remain at moderate levels, with a comfortable level of solvency and liquidity in the system. In Mexico, the acceleration of the economic activity, as a result of the dynamics of external demand, has contributed to an upwards revision of the GDP growth, which is expected to be around +0.7% by 2025, in a context of relatively moderated inflation, with expectations of additional interest rate cuts and with credit in the banking system growing at double digits (+10.1% year-on-year, with data at the end of
July). Turkey, on the other hand, has shown significant growth in recent months, with inflation moderating and banking system risk indicators at contained levels, although pending political and social tensions. Finally, in South America, while in Colombia and Peru the positive dynamics in terms of economic activity will continue, in a context of contained inflation and gradual interest rate cuts, in Argentina the outlook for economic growth has deteriorated in the last quarter as a result of political uncertainty, high interest rates, and exchange rate pressures.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the global environment, although they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or with respect to very recent events still underway. Additionally, the Group may complement the expected losses either by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
BBVA Group's credit risk indicators
The evolution of the Group’s main credit risk indicators is summarized below:
–In terms of asset quality, the NPL ratio stood at 2.8% as of September 30, 2025, which is an improvement of 13 basis points compared to the previous quarter, mainly supported by the evolution of non-performing loans of Spain. When compared to the end of September 2024, a 55 basis points improvement is observed, driven by loan growth and the reduction of non-performing loans (especially in Spain, followed by South America and Rest of Business).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.24

NON-PERFORMING LOANS (MILLIONS OF EUROS)	PROVISIONS (MILLIONS OF EUROS)

-3.4%	+0.5%

-2.0%	+0.9%

15,327
14,839
14,621
14,335
Sep.24
Dec.24
Jun.25
Sep.25

11,457
11,905
11,859
11,970
Sep.24
Dec.24
Jun.25
Sep.25

–Credit risk increased by 2.5% in the third quarter of the year (both at current and constant exchange rates) with generalized growth in all geographical areas, and highlighting, in percentage terms, the variation in Turkey and Rest of
Business. Growth in the last twelve months exceeded double digits, standing at 11.9% (+14.8% at constant exchange rates), with Turkey and Rest of Business also standing out.
–The balance of non-performing loans decreased by 2.0% in the third quarter of 2025 at the Group level. At constant exchange rates, the change stood at -1.9%, supported by the decrease in Spain, where sales of portfolios were made in the quarter, which in turn contributes, together with Rest of Business and South America, to the decline in Group´s non-
performing loans in the last 12 months (-6.5% at current exchange rates, 4.8% at constant exchange rates).
–The NPL coverage ratio ended September 2025 at 84%, which represents an increase of 239 basis points compared to the previous quarter (and an increase of 875 basis points compared to the end of September 2024), mainly due to higher coverage in Spain.
–The cumulative cost of risk as of September 30, 2025 stood at 1.35%, with an improvement of 7 basis points compared to the end of September 2024 and 3 basis points above the previous quarter. All business areas recorded a year-on-year improvement in this indicator, except for Turkey, where the evolution remains in line with expectations.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.25

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)

	30-09-25	30-06-25	31-03-25	31-12-24	30-09-24
Credit risk	516,432	503,733	494,729	488,302	461,408
Stage 1	470,097	456,385	447,804	439,209	407,658
Stage 2 ⁽²⁾	32,001	32,727	32,629	34,254	38,423
Stage 3 (non-performing loans)	14,335	14,621	14,296	14,839	15,327
Provisions	11,970	11,859	11,677	11,905	11,457
Stage 1	2,450	2,423	2,409	2,434	2,083
Stage 2	1,877	1,864	1,942	1,902	1,824
Stage 3 (non-performing loans)	7,643	7,572	7,326	7,569	7,550
NPL ratio (%)	2.8	2.9	2.9	3.0	3.3
NPL coverage ratio (%) ⁽³⁾	84	81	82	80	75
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio transactions, as well as those meeting the expanded definition of the low credit risk exception, were excluded from transfer based on certain quantitative criteria.
These changes resulted to a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in BBVA, S.A.

⁽³⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 83% as of September 30, 2025.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	3Q25 ⁽¹⁾	2Q25	4Q24	4Q24	3Q24
Beginning balance	14,621	14,296	14,839	15,327	15,434
Entries	3,600	3,219	2,862	3,107	3,036
Recoveries	(1,754)	(1,677)	(1,741)	(2,582)	(1,730)
Net variation	1,847	1,542	1,122	525	1,307
Write-offs	(1,066)	(957)	(1,329)	(1,178)	(953)
Exchange rate differences and other	(1,067)	(261)	(335)	165	(460)
Period-end balance	14,335	14,621	14,296	14,839	15,327
Memorandum item:
Non-performing loans	13,813	14,131	13,771	14,211	14,590
Non performing guarantees given	522	490	526	628	737
⁽¹⁾ Preliminary data.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.26
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA is aimed at driving the sustained growth of the banking business, through access to a wide variety of alternative sources of funding and assuring optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail
(granular). As a result of this model, deposits have a high degree of insurance in each geographical area, being close to 50% in
Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €128.7 billion, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of
Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first nine months of 2025 and stood at 148% as of September 30, 2025. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 169% in BBVA, S.A., 164% in Mexico and 139% in Turkey). Without
considering this restriction, the Group's LCR ratio was 174%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 128% as of September 30, 2025.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-09-25)

	BBVA, S.A.	Mexico	Turkey	South America
LCR	169%	164%	139%	All countries >100
NSFR	119%	130%	146%	All countries >100
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.27
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first nine months of 2025, commercial activity showed dynamism in attracting customer deposits, mainly from wholesale clients, supported equally by retail clients and the new digital bank in Germany. Regarding lending activity, there has been a significant boost from wholesale business units. Growth in both areas has resulted in a narrowing of the credit gap.
–BBVA Mexico showed a solid liquidity situation, with a credit gap that has remained mainly stable during the first nine months of 2025 as a result of a similar growth in deposits and lending.
–In Turkey, Garanti BBVA maintained an adequate liquidity situation in the first nine months of 2025. Thus, the lending gap has reduced significantly in foreign currencies due to a strong increase in deposits. On the other hand, an increase in the credit gap in Turkish lira has been observed due to the strong growth in lending, which exceeded that of deposits.
Wholesale issuances in foreign currency have supported the liquidity situation.
–In South America, the liquidity situation remains adequate throughout the region in the first nine months of 2025. In BBVA
Argentina, the credit gap improved in Argentine pesos despite strong loan growth due to the boost in time deposits. In the
US dollar balance sheet, the growth of loans exceeded fund gathering, thus widening the credit gap in this currency. In
BBVA Colombia, the liquidity situation is comfortable, even though the credit gap widened in the first nine months of the year, with a sustained growth of loans that exceeded the volume of fund gathering. At BBVA Peru, the liquidity situation remains solid, with a credit gap that has widened during the year due to the dynamism of lending activity.
The main wholesale financing transactions carried out by the BBVA Group during the first nine months of 2025 are listed below.

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
	Senior non-preferred	Jul-25	1,000	EUR	3.125%	_	Jul-30
	Senior non-preferred	Aug-25	1,000	EUR	3.750%	_	Aug-35
Also, on May 10, 2025, BBVA redeemed early and entirely, all senior preferred bonds issued in May 2023 for €1 billion; in March it redeemed in full a USD 1 billion AT1 issued in 2019 and in January it redeemed early and in full a €1 billion Tier 2 issued in January
2020 maturing in 2030. In addition, on June 25, BBVA announced that the Board of Directors of BBVA had approved an issue of
Contingent Convertible Preferred Securities (AT1) into new ordinary shares of BBVA for a maximum amount of €1.5 billion
(pending execution as of 30 September 2025) excluding the preferential subscription rights of the shareholders. The specific terms of this issue will be communicated by BBVA at the time it is decided, if applicable, to carry out its execution. On September
14, 2025, BBVA redeemed early and entirely an issue of senior non-preferred notes executed in September 2022 for USD 1 billion.
In February 2025, BBVA Mexico issued a Tier 2 subordinated debt for USD 1 billion with a coupon of 7.625%, and a maturity in
February 2035 (with an early redemption date in February 2030). In March 2025, an issue was made in the local market for 15 billion Mexican pesos, in two tranches, the first, BBVAMX 25, was placed for a term of three and a half years with a variable rate of
TIIE overnight funding plus 32 basis points, while the second tranche, BBVAMX 25-2, closed at a fixed rate of 9.67% for a term of seven years. Lastly, BBVA Mexico issued in September the equivalent of €800m in a local senior bond in 3 tranches: the first, for
9.711m Mexican pesos with a variable rate of TIIE overnight funding plus 32 basis points for a term of three and a half years, the second for 4,723m Mexican pesos at a fixed rate of 8.72% and a term of seven years and the third for an amount of USD 158m at a fixed rate of 4.35% for a term of three years.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.28
Between January and September of 2025, Garanti BBVA issued a total of USD 2,657m of short-term senior MTNs (Medium term notes) in order to roll over maturities and generate liquidity. In June 2025, it renewed a sustainable syndicated loan in two tranches: one of USD 95.75m and €99.275m with a term of 367 days, and another of USD 191.5m and €36m with a term of 734 days. The total cost of the agreement is SOFR+1.60% for the US dollar tranches and Euribor +1.35% for the 367-day euro tranches, and SOFR+2.00% for US dollars and Euribor +1.75% for the 734-day euro tranche. In July 2025 Garanti BBVA completed the issuance of subordinated bonds with a 10.5-year maturity, an early redemption option at 5.5 years and an aggregate principal amount of USD 500m. In October 2025, another subordinated bond issue was released with the same maturity structure and redemption option for an amount of USD 700m. Both transactions were structured in accordance with
Basel III and offered to institutional investors abroad.
In the first nine months of the year, BBVA Argentina issued a total of 181 billion Argentine pesos and USD 142m. The equivalent amount in euros of these issues stands at €236m.
In April 2025, the subordinated biodiversity bond subscribed by BBVA Colombia with the International Finance Corporation (IFC)
for an amount of USD 45m was disbursed.
In Peru, BBVA issued USD 200m in the form of gender-based social bonds targeting women entrepreneurs, executed in two tranches in the first and third quarters, in partnership with BID Invest, FMO (Netherlands Development Bank) and COFIDE
(Corporación Financiera de Desarrollo S.A.).
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios to currency movements, as well as the variability of profit attributed to currency movements.
The performance of the main currencies of the Group against the euro during the first nine months of 2025 has been uneven. Due to its relevance for the Group, it is important to highlight the performance of the Mexican peso, which appreciated slightly by 0.1%
against the euro. As for other currencies, the Argentine peso stands out, as depreciated the most against the euro (-31.9% in the first nine months of the year), with the establishment in the month of April of a currency band system. In addition, the Turkish lira fell by -24.8% with a less pronounced depreciation in the third quarter. In the case of the American dollar the currency was depreciated by 11.5% between January and September of 2025.

EXCHANGE RATES

	Period-end exchange rates			Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	30-09-25	30-09-24	31-12-24	Jan.-Sep.25	Jan.-Sep.24
U.S. dollar	1.1741	(4.6)	(11.5)	1.1190	(2.9)
Mexican peso	21.5314	2.1	0.1	21.7995	(11.5)
Turkish lira ⁽¹⁾	48.8227	(21.6)	(24.8)	—	—
Peruvian sol	4.0847	1.6	(4.5)	4.0538	0.4
Argentine peso ⁽¹⁾	1,574.47	(31.0)	(31.9)	—	—
Chilean peso	1,128.59	(11.1)	(8.3)	1,070.18	(4.8)
Colombian peso	4,580.50	1.8	0.0	4,618.37	(6.3)
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
14 This sensitivity does not include the cost of capital hedges, which are currently estimated at 2 basis points per quarter for Mexican peso and 2 basis points per quarter for Turkish lira.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.29
In relation to the hedging of capital ratios, BBVA aims to cover in aggregate, between 60% and 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 fully loaded ratio to 10% depreciations in major currencies is estimated at: +14 basis points for the US dollar, -9 basis points for the Mexican peso and -3 basis points for the Turkish lira14. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months.
For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the income related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of results (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates.
BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking
Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
Risk measurement is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are especially relevant. These assumptions are reviewed and adapted, at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a limited risk profile in line with the target set in the changing interest rate cycle environment maintaining positive sensitivity to interest rate rises in net interest income.
The first nine months of 2025 have been influenced by geopolitical events, such as increased US tariffs, as well as developments and expectations regarding inflation and central bank actions. The US and European yield curves diverged. While the sovereign curve fell in the United States due to the deceleration signs and greater prospects for cuts by the Fed, in Europe a rebound in the long trenches was observed due to the change of course in Germany's fiscal policy, while the short tranches fell. The peripheral curves are still supported. In Turkey, yield curves were more volatile as a result of the political situation; nevertheless, it is worth noting the positive performance of credit default swaps (CDS) and sovereign bonds denominated in hard currency since the events of March. Meanwhile, in Mexico, the sovereign curve fell, (due to the United States) and in South America there were generalized growth profitability in Argentina, mixed performance in Colombia and moderate falls in Peru. All in all, the Group's fixed-income portfolios have had a positive performance during the year, except for Argentina.
By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited. The ECB has carried out interest rate cuts up to a total of 100 basis points throughout the year until its meeting in July 2025, due to the convergence of inflation towards the target, maintaining the rates without changes in its last meeting in September. Thus, the benchmark interest rate in the euro area stood at 2.15% at the end of September 2025, the rate on the deposit facility at 2.00% and the rate on the marginal lending facility at 2.40%.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest-bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 7.5% at the end of September 2025, 250 basis points below the end of 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.30
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management, with a low repricing gap between loans and deposits. At the end of September 2025, the Central
Bank of the Republic of Turkey (CBRT) set the monetary policy rate at 40.5%, which represents a decrease of 250 basis points from 43.00% at the end of July.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition stable between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark interest rates, in Peru it stood at 4.25% as of September 2025, 75 basis points below its December 2024 closing level. In Colombia, the benchmark interest rate continues at 9.25%, 25 basis points compared to the 2024 end, and without changes regarding the previous decision. In Argentina the Central Bank abandoned the official interest rate as a monetary anchor, moving to regulate the monetary base with other tools such as the establishment of reserve requirements or interventions in the foreign exchange market for its management.

INTEREST RATES (PERCENTAGE)

	30-09-25	30-06-25	31-03-25	31-12-24	30-09-24
Official ECB rate ⁽¹⁾	2.00	2.00	2.50	3.00	3.50
Euribor 3 months ⁽²⁾	2.03	1.98	2.44	2.83	3.43
Euribor 1 year ⁽²⁾	2.17	2.08	2.40	2.44	2.94
USA Federal rates	4.25	4.50	4.50	4.50	5.00
Banxico official rate (Mexico)	7.50	8.00	9.00	10.00	10.50
CBRT (Turkey)	40.50	46.00	42.50	47.50	50.00
⁽¹⁾ Deposit facility.
⁽²⁾ Calculated as the month average.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.31
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group on September 30, 2025 is the same as the one presented at the end of 2024.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA
Mexico carries out through its Houston agency.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in
Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina,
Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States,
BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business,
Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not include the wholesale business of the Group in
Venezuela nor the application of the hyperinflation accounting.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, in general, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In relation to the information related to the business areas, in the first quarter of 2025 the Group carried out the reassignment of certain activities, which has affected Spain, Rest of Business and the Corporate Center, as well as CIB's pro forma supplementary information. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for year 2024 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas of Mexico, Turkey, South America and Rest of
Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.32

GROSS INCOME ⁽¹⁾, OPERATING INCOME ⁽¹⁾ AND NET ATTRIBUTABLE PROFIT ⁽¹⁾ BREAKDOWN (PERCENTAGE. JAN.- SEP.25)

Gross income	Operating income	Net attributable profit

Spain
Mexico
Turkey
South America
Rest of Business
4.7
14.5
27.0
13.6
40.2

⁽¹⁾ Excludes the Corporate Center.

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
Jan.-Sep.25
Net interest income	19,246	4,905	8,393	2,137	3,537	596	19,569	(323)
Gross income	27,136	7,473	11,124	3,776	4,001	1,296	27,670	(534)
Operating income	16,776	5,053	7,735	2,125	2,245	672	17,830	(1,055)
Profit (loss) before tax	12,292	4,522	5,387	1,445	1,354	615	13,323	(1,031)
Net attributable profit (loss)	7,978	3,139	3,875	648	585	481	8,728	(750)
Jan.-Sep.24 ⁽¹⁾
Net interest income	18,861	4,794	8,762	925	4,178	522	19,182	(321)
Gross income	26,161	7,065	11,641	2,838	3,865	1,058	26,466	(304)
Operating income	15,972	4,606	8,160	1,458	2,056	560	16,839	(867)
Profit (loss) before tax	11,647	4,011	5,765	1,223	943	520	12,463	(816)
Net attributable profit (loss)	7,622	2,841	4,193	433	471	409	8,347	(726)
⁽¹⁾ Revised balances in Spain, Rest of Business and Corporate Center.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.33

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center ⁽¹⁾	Deletions
30-09-25
Loans and advances to customers	436,165	188,504	92,147	50,628	47,804	58,308	437,390	448	(1,674)
Deposits from customers	471,364	237,858	87,554	60,866	50,438	35,178	471,894	1,789	(2,319)
Off-balance sheet funds	216,417	116,041	67,593	23,691	8,406	687	216,417	—	—
Total assets/liabilities and equity	813,063	431,932	172,544	86,771	73,142	76,639	841,028	28,715	(56,680)
RWAs	395,275	122,022	91,560	69,983	53,465	41,516	378,546	16,729	—
31-12-24
Loans and advances to customers	412,477	179,667	88,725	48,299	46,846	50,392	413,930	297	(1,750)
Deposits from customers	447,646	226,391	84,949	58,095	50,738	27,432	447,605	2,057	(2,016)
Off-balance sheet funds	192,604	108,694	57,253	18,076	7,936	645	192,604	1	—
Total assets/liabilities and equity	772,402	411,620	168,470	82,782	73,997	66,534	803,404	30,777	(61,779)
RWAs	394,468	120,661	92,925	64,821	56,489	44,407	379,304	15,164	—
General note: Balances highlighted in grey have been revised.
⁽¹⁾ Excluding deletions.

NUMBER OF EMPLOYEES, BRANCHES AND ATMS

Employees	Branches	ATMs

125,083
125,916
126,997
Spain
Mexico
Turkey
South America
Rest
28,431
28,854
29,417
48,687
48,893
47,682
22,370
22,664
23,418
23,913
23,773
24,390
1,682
1,732
2,090
Sep.24
Dec.24
Sep.25

5,863
5,749
5,657
1,881
1,881
1,879
1,693
1,691
1,632
936
925
918
1,322
1,221
1,196
31
31
32
Sep.24
Dec.24
Sep.25

30,569
30,391
30,600
4,700
4,642
4,634
14,619
14,439
14,330
5,920
6,030
6,388
5,309
5,258
5,228
21
22
20
Sep.24
Dec.24
Sep.25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.34
Spain
f
Highlights for the period January - September 2025
–Balanced growth in lending and customer funds in the year
–Dynamism in recurring revenues, boosted by net interest income in the quarter
–Good performance of the risk indicators in the quarter
–Quarterly results once again close to €1 billion level

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION COMPARED TO 31-12-24)

+5.5%
+5.2%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

+9.7%

4,606	5,053

1,325
1,633
1,648
1,491
1,717
1,729
1,607
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+10.5%

2,841	3,139

712
1,057
1,072
911
1,024
1,120
994
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	Jan.-Sep.24 ⁽¹⁾
Net interest income	4,905	2.3	4,794
Net fees and commissions	1,743	4.2	1,673
Net trading income	536	(11.2)	604
Other operating income and expenses	289	n.s.	(6)
Of which: Insurance activities	299	3.7	288
Gross income	7,473	5.8	7,065
Operating expenses	(2,420)	(1.6)	(2,459)
Personnel expenses	(1,314)	0.1	(1,313)
Other administrative expenses	(821)	(6.0)	(873)
Depreciation	(285)	4.8	(272)
Operating income	5,053	9.7	4,606
Impairment on financial assets not measured at fair value through profit or loss	(478)	(5.7)	(506)
Provisions or reversal of provisions and other results	(53)	(40.6)	(89)
Profit (loss) before tax	4,522	12.7	4,011
Income tax	(1,381)	18.3	(1,168)
Profit (loss) for the period	3,141	10.5	2,843
Non-controlling interests	(2)	3.2	(2)
Net attributable profit (loss) excluding non-recurring impacts	3,139	10.5	2,841

Balance sheets	30-09-25	∆ %	31-12-24 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	18,645	46.4	12,734
Financial assets designated at fair value	112,794	2.9	109,569
Of which: Loans and advances	35,627	0.2	35,564
Financial assets at amortized cost	254,126	7.1	237,279
Of which: Loans and advances to customers	188,504	4.9	179,667
Inter-area positions	39,634	(10.9)	44,464
Tangible assets	2,724	(2.0)	2,781
Other assets	4,009	(16.4)	4,793
Total assets/liabilities and equity	431,932	4.9	411,620
Financial liabilities held for trading and designated at fair value through profit or loss	77,865	3.6	75,143
Deposits from central banks and credit institutions	28,594	1.9	28,067
Deposits from customers	237,858	5.1	226,391
Debt certificates	51,901	9.4	47,424
Inter-area positions	—	—	—
Other liabilities	20,042	3.1	19,448
Regulatory capital allocated	15,672	3.5	15,145

Relevant business indicators	30-09-25	∆ %	31-12-24
Performing loans and advances to customers under management ⁽²⁾	186,353	5.5	176,720
Non-performing loans	6,765	(12.1)	7,700
Customer deposits under management ⁽¹⁾⁽²⁾	229,815	4.5	219,923
Off-balance sheet funds ⁽¹⁾⁽³⁾	116,041	6.8	108,694
Risk-weighted assets ⁽¹⁾	122,022	1.1	120,661
RORWA ⁽⁴⁾	3.45		3.13
Efficiency ratio (%)	32.4		35.4
NPL ratio (%)	3.1		3.7
NPL coverage ratio (%)	65		59
Cost of risk (%)	0.34		0.38
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.36
Macro and industry trends
Economic growth remained solid during the second quarter of 2025 and the outlook going forward remains relatively positive.
Activity is expected to continue to be supported by resilient services exports, a recovery in construction investment, and growth of private consumption, in the context of loose monetary conditions and rising wages. The acceleration of European Recovery Funds and the boost in defense spending could also contribute to the increase in activity in the coming months. According to BBVA research, GDP growth is very likely to stand at 3.0% in 2025, five tenths above the previous forecast. This improvement is driven by an upward revision of historical data and better-than-expected performance in the construction sector. By 2026, growth is expected to gradually moderate to rates of 2.3% due to factors such as global protectionism, economic policy uncertainty or limited productivity gains. Meanwhile, annual inflation has increased slightly in the last months, reaching 3.0% in September, but it is expected to return to 2.6% during the last quarter of 2025.
As for the banking system, with data at the end of August 2025, the volume of credit to the private sector grew by 2.8% year-on-
year, with similar growth in the portfolios of credit to households (+3.4%) and credit to non-financial companies (+2.5%). System credit grew in 2024 for the first time since 2009 (with the exception of 2020 due to COVID support measures), a trend that has been confirmed in the first months of 2025. Customer deposits grew by 6.4% year-on-year in August 2025, due to an 8.6%
increase in demand deposits, which amply offset the reduction of 5.4% in time deposits. The NPL ratio stood at 2.93% in August
2025, 51 basis points lower than in August last year. It should also be noted that the system maintains comfortable levels of solvency and liquidity.
Activity
The most relevant aspects related to the area's activity during the first nine months of 2025 were:
–Lending balances were 5.5% higher than at the end of December 2024, mainly driven by the performance of the corporate segments. Thus, lending to large-sized companies grew by 12.6% and to medium-sized companies by 8.2%.
–Total customer funds grew by 5.2%, with an increase in off-balance sheet funds (mutual and pension funds) of 6.8% and of 4.5% on customer deposits, the latter being favored by the wholesale customer balances.
The most relevant aspects related to the area's activity during the third quarter of 2025 were:
–Stability in lending activity compared to June (+0.3%), mainly due to the reduction of the activity during the summer months.
–Regarding asset quality, the NPL ratio stood at 3.1%, with a decrease of 37 basis points compared to the end of June, supported by portfolio sales made during the quarter, contributing to the improvement of the coverage ratio, which increased by 389 basis points in the quarter to 65% at the end of September 2025, due to the significant decline in non-
performing loans during the quarter.
–Total customer funds grew in total by 3.9% in the third quarter of 2025, of which 4.3% refers to customer deposits and
3.0% to off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.37
Results
Spain generated a net attributable profit of €3,139m in the first nine months of 2025, which is 10.5% above the result achieved in the same period of 2024, driven by the evolution of the recurring revenue from the banking business.
The most relevant aspects of the year-on-year changes in the area's income statement at the end of September 2025 were:
–Net interest income grew 2.3%, favored mostly by a higher contribution from the securities portfolio and a lower cost of liabilities, factors that offset the reduction in credit yields resulting from lower interest rate environment.
–Net fees and Commissions increased by 4.2% compared to the same period of the previous year, especially those generated by asset management, as well as, and to a lesser extent, those related to payments and insurance.
–Net Trading Income (NTI) was 11.2% below the figure achieved for the same period of the previous year, reflecting the evolution of the Global Markets unit.
–The year-on-year comparison of the aggregate other operating income and expenses is conditioned by the recording in
2024 of the annual amount of the temporary tax on credit institutions and financial credit institutions for a total of
€285m.
–Operating expenses decreased by 1.6% due to the reduction in operating expenses, as they include a positive effect from the recognition of a lower Value Added Tax (VAT) expense following the upward re-estimation of its applied pro-rata. As a result of the evolution of the area's income and expenses, the gross income grew by 5.8% and, in addition, the efficiency ratio improved.
–Impairment on financial assets decreased by 5.7%, mainly as a result of lower recurring inflows of non-performing loans, mainly in the mortgage portfolio. On the other hand, the cumulative cost of risk at the end of September 2025 remained practically stable compared to June, that is, 0.34%.
–Finally, the income tax line includes the accrual, for the first nine months of 2025, of the new tax on net interest income and net fees and commissions amounting to approximately €224m, of which €75m correspond to the third quarter of the year.
Spain generated a net attributable profit of €994m in the third quarter of 2025, representing a decrease of 11.2% compared to the previous quarter. This evolution is mainly due to a lower contribution from the components of the gross income, except the net interest income (+3.2% in the quarter), and to an increase in operating expenses, as the second quarter reflects the positive impact of the adjustment of the pro-rata VAT.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.38
Mexico
Highlights for the period January - September 2025
–Retail lending continues its strong performance
–Favorable evolution of the recurring revenues
–Good performance of the insurance business
–Quarterly net attributable profit remains at high levels and above the previous quarter

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-24)

+3.8%
+9.8%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+7.2%	(1)

7,217	7,735

2,346
2,328
2,543
2,502
2,526
2,580
2,630
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At current exchange rate: -5.2%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+4.5%	(1)

3,709	3,875

1,219
1,207
1,283
1,244
1,313
1,266
1,296
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At current exchange rate: -7.6%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24
Net interest income	8,393	(4.2)	8.3	8,762
Net fees and commissions	1,730	(6.3)	6.0	1,846
Net trading income	570	(5.9)	6.3	606
Other operating income and expenses	430	0.9	14.0	427
Gross income	11,124	(4.4)	8.0	11,641
Operating expenses	(3,389)	(2.7)	10.0	(3,482)
Personnel expenses	(1,592)	(4.5)	8.0	(1,666)
Other administrative expenses	(1,471)	1.4	14.7	(1,450)
Depreciation	(326)	(10.7)	0.9	(365)
Operating income	7,735	(5.2)	7.2	8,160
Impairment on financial assets not measured at fair value through profit or loss	(2,279)	(3.3)	9.4	(2,356)
Provisions or reversal of provisions and other results	(69)	78.9	102.2	(39)
Profit (loss) before tax	5,387	(6.6)	5.6	5,765
Income tax	(1,511)	(3.8)	8.7	(1,571)
Profit (loss) for the period	3,876	(7.6)	4.5	4,194
Non-controlling interests	(1)	(7.5)	4.5	(1)
Net attributable profit (loss)	3,875	(7.6)	4.5	4,193

Balance sheets	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	12,326	(1.9)	(2.0)	12,564
Financial assets designated at fair value	54,644	0.2	0.1	54,547
Of which: Loans and advances	3,575	71.2	71.1	2,088
Financial assets at amortized cost	98,847	4.5	4.4	94,595
Of which: Loans and advances to customers	92,147	3.9	3.8	88,725
Tangible assets	2,006	(1.6)	(1.7)	2,038
Other assets	4,721	(0.1)	(0.2)	4,726
Total assets/liabilities and equity	172,544	2.4	2.3	168,470
Financial liabilities held for trading and designated at fair value through profit or loss	30,432	(1.5)	(1.6)	30,885
Deposits from central banks and credit institutions	6,928	(24.3)	(24.3)	9,149
Deposits from customers	87,554	3.1	3.0	84,949
Debt certificates	11,542	7.7	7.6	10,717
Other liabilities	23,945	13.8	13.7	21,043
Regulatory capital allocated	12,144	3.5	3.5	11,727

Relevant business indicators	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	92,474	3.9	3.8	89,044
Non-performing loans	2,722	8.1	8.1	2,517
Customer deposits under management ⁽²⁾	87,552	4.3	4.2	83,962
Off-balance sheet funds ⁽³⁾	67,593	18.1	18.0	57,253
Risk-weighted assets	91,560	(1.5)	(1.6)	92,925
RORWA ⁽¹⁾⁽⁴⁾	5.73			5.77
Efficiency ratio (%)	30.5			30.3
NPL ratio (%)	2.8			2.7
NPL coverage ratio (%)	123			121
Cost of risk (%)	3.27			3.39
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.40
Macro and industry trends
Economic activity accelerated during the first half of 2025 supported by foreign demand. The resilience of the exports and the sharp decline of the imports, in an environment of weak domestic demand, explain the higher-than-expected GDP growth until
June. Going forward, uncertainty over domestic reforms, the impact of the American trade policy and low real wage growth will continue to limit the increase of private expenditure and aggregated activity. All in all, BBVA Research has revised its growth forecast for 2025 upward from -0.4% to 0.7% and expects it to remain around 1.0% in 2026. This growth environment, along with the moderation of inflation, which reached 3.8% in September and could close 2025 at that level, which provides continuity to the path of interest rate cuts. After the rate cut to 7.5% in September, the official rate could end the year at 7% and reach 6.5% in the first months of 2026.
Regarding the banking system, with data at the end of August 2025, the volume of credit to the non-financial private sector increased by 8.8% year-on-year, with growth in all the main portfolios: consumer loans (+13.2%), mortgage loans (+5.6%) and corporate loans (+8.1%). The growth of total deposits (demand and time deposits) remained slightly below than the credit growth
(+7.6% year-on-year in August 2025), with similar evolution in time deposits (+8.8%) and in demand deposits (+6.9%). The system's NPL ratio worsened slightly to 2.36% in August 2025 and the capital indicators remained comfortable.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity during the first nine months of 2025 were:
–Lending activity (performing loans under management) grew by 3.8% during the first nine months of 2025, supported by the evolution of the retail portfolio, which grew by 8.9%, with a favorable performance of all the portfolios, where the dynamism of consumer loans stands out, registering an increase of 12.1%, and also SMEs with an increase of 13.5% since
December 2024. As a result of this evolution, the loan portfolio continued showing a high degree of diversification, with
46% of the total portfolio corresponding to wholesale credit and the remaining 54% to retail credit.
–Customer deposits under management grew by 9.8% in the first nine months of 2025, with a notable growth in off-
balance sheet funds of 18.0% and 4.2% in customer deposits.
The most relevant aspects related to the area's activity in the third quarter of 2025 were:
–During the quarter, lending activity grew by 1.1%, driven by the dynamism of all products in the retail portfolio, which increased by 3.1%, especially consumer loans (+4.5%).
–With regard to the asset quality indicators, the NPL ratio stood at 2.8% at the end of September 2025, which represents an increase of 11 basis points compared to the end of June, mainly explained by the growth of non-performing loans in the retail portfolio. On the other hand, the NPL coverage ratio was 123% at the end of September 2025, which represents a decrease compared to the end of June, mainly explained by the aforementioned higher volume of non-performing loans.
–Customer deposits under management were 2.7% above the June balances, originated in the evolution of off-balance sheet funds (+6.7%). Deposits from customers remained stable during the quarter (-0.2%), where strategies to attract time deposits partially offset the reduction in demand deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.41
Results
BBVA Mexico achieved a cumulative net attributable profit of €3,875m at the end of September 2025, which represents a year-on-
year growth of 4.5%, explained mainly by the favorable evolution of the net interest income.
The most relevant aspects of the year-on-year changes in the income statement as of the end of September 2025 are summarized below:
–Net interest income increased by 8.3%, driven by higher retail lending volumes and lower cost of funds, in an environment of falling reference rates, further boosted by wholesale issuances carried out by BBVA Mexico.
–Net fees and commissions grew by 6.0%, mainly as a result of the higher revenues from asset management, mostly investment and pension funds, related to growth in activity.
–The contribution from NTI increased by 6.3% mainly due to the good performance of the ALCO portfolio.
–The other operating income and expenses line item recorded an increase of 14.0%, supported by the strong performance of the insurance business, which more than offset the increase in contributions to the deposit guarantee fund.
–Operating expenses grew by 10.0%, due to both higher general and personnel expenses, where the increase in technology investment expenses stood out.
–Loan-loss provisions increased by 9.4%, as a result of the growth in activity, with higher requirements for the retail portfolio. Thus, the cumulative cost of risk at the end of September 2025 increased to 3.27%, which is an increase of 3 basis points compared to that recorded at the end of June, although it remains 12 basis points below the end of 2024.
In the quarter, and excluding the effect of exchange rate fluctuation, BBVA Mexico generated net attributable profit of €1,296m, which represents a +2.4% variation with respect to the previous quarter supported by the favorable performance of net interest income (benefited from lower financing costs) and fees, as well as a lower loan-loss provisions.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.42
Turkey
Highlights for the period January - September 2025
–Customer funds grew faster than lending activity during the first nine months
–Increased in net interest income driven by growth in activity and in Turkish lira spread
–Strong growth in net fees and commissions and lower year-on-year impact from hyperinflation
–Favorable year-on-year evolution of net attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-24)

+38.0%
+46.7%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+45.8%

1,458	2,125

453
530
475
644
690
639
796
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+49.6%

433	648

144
207
82
177
158
254
236
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24
Net interest income	2,137	131.0	185.8	925
Net fees and commissions	1,602	14.1	41.6	1,404
Net trading income	340	(59.4)	(49.7)	836
Other operating income and expenses	(303)	(7.6)	(43.9)	(328)
Gross income	3,776	33.1	87.4	2,838
Operating expenses	(1,651)	19.6	46.4	(1,380)
Personnel expenses	(952)	17.1	45.2	(813)
Other administrative expenses	(523)	24.8	54.4	(419)
Depreciation	(176)	19.1	32.5	(148)
Operating income	2,125	45.8	139.5	1,458
Impairment on financial assets not measured at fair value through profit or loss	(667)	100.6	150.0	(333)
Provisions or reversal of provisions and other results	(13)	n.s.	n.s.	98
Profit (loss) before tax	1,445	18.1	103.6	1,223
Income tax	(674)	(4.9)	19.2	(709)
Profit (loss) for the period	771	49.8	n.s.	515
Non-controlling interests	(123)	50.7	n.s.	(81)
Net attributable profit (loss)	648	49.6	n.s.	433

Balance sheets	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	9,996	13.2	50.5	8,828
Financial assets designated at fair value	4,824	7.1	42.4	4,503
Of which: Loans and advances	21	n.s.	n.s.	2
Financial assets at amortized cost	67,484	4.0	38.2	64,893
Of which: Loans and advances to customers	50,628	4.8	39.3	48,299
Tangible assets	1,826	(11.5)	5.7	2,064
Other assets	2,642	5.9	38.8	2,494
Total assets/liabilities and equity	86,771	4.8	38.9	82,782
Financial liabilities held for trading and designated at fair value through profit or loss	1,662	(14.5)	13.7	1,943
Deposits from central banks and credit institutions	4,274	0.2	33.1	4,267
Deposits from customers	60,866	4.8	39.2	58,095
Debt certificates	6,048	33.9	77.9	4,517
Other liabilities	5,107	(10.6)	13.8	5,714
Regulatory capital allocated	8,813	6.9	41.8	8,245

Relevant business indicators	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	50,093	3.8	38.0	48,242
Non-performing loans	2,512	24.6	65.6	2,016
Customer deposits under management ⁽²⁾	59,659	3.9	38.0	57,443
Off-balance sheet funds ⁽³⁾	23,691	31.1	74.2	18,076
Risk-weighted assets	69,983	8.0	43.0	64,821
RORWA ⁽⁴⁾	1.49			1.17
Efficiency ratio (%)	43.7			50.1
NPL ratio (%)	3.7			3.1
NPL coverage ratio (%)	78			96
Cost of risk (%)	1.76			1.27
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
15 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.44
Macro and industry trends
Economic activity has been more dynamic than expected in the second quarter of 2025, which, combined with looser monetary conditions and greater fiscal policy support, keeps growth expectations for the coming quarters relatively favorable. According to
BBVA Research, GDP growth could reach 3.7% in 2025, two tenths of a percentage point above the previous forecast and remain around 4% in 2026. Meanwhile, inflation has continued to moderate, albeit at a slower pace than anticipated, and is expected to continue doing so going forward: in December, it could reach 32.7%, compared to 33.3% in September, and converge towards levels of 25% throughout 2026. This should allow the Central Bank to continue with gradual interest rate cuts, which could close
2025 at 38.5%, down from 40.5% in September, and reach levels close to 30% throughout 2026.
The Turkish banking system continues to be affected by the impact of inflation. The total volume of credit in the system increased by 40.0% year-on-year at the end of August 2025, similar to the previous months. The stock of credit continues to be driven by consumer credit and credit card portfolios (+46.9% year-on-year) and by corporate lending (+37.8% year-on-year). Total deposits maintained the strength of recent months and grew by 36.2% year-on-year at the end of August 2025, with similar growth in
Turkish lira and dollar deposits (+38.3% and +32.5% respectively). Dollarization of the system decreased to 35.9% in August of this year, from 36.9% a year earlier. The system's NPL ratio remains well under control and stood at 2.43% in August 2025. The capital indicators remained at comfortable levels at the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of September 30, 2025 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the
Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.
Activity15
The most relevant aspects related to the area's activity during the first nine months of 2025 were:
–Lending activity (performing loans under management) recorded an increase of 38.0% between January and September
2025, mainly driven by the growth in Turkish lira loans (+30.2%). This growth was largely supported by the performance of credit cards and business banking loans. Foreign currency loans (in US dollars) increased by 15.1%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).
–Customer deposits (70.1% of the area's total liabilities as of September 30, 2025) remained the main source of funding for the balance sheet and increased by 38.0% favored by evolution the positive performance of Turkish lira time deposits
(+23.7%), which represent a 81.3% of total customer deposits in local currency. Balances deposited in foreign currency
(in U.S. dollars) increased by 25.7%, driven by the demand deposits +18.9%. Thus, as of September 30, 2025, Turkish lira deposits accounted for 63% of total customer deposits in the area. For its part, off-balance sheet funds grew by 74.2%.
The most relevant aspects related to the area’s activity in the third quarter of 2025 were:
–Lending activity (performing loans under management) increased by 10.0%, mainly driven by the growth in Turkish lira loans (+10.7%, above the quarterly inflation rate, which stood at 7.5%). Within Turkish lira loans, credit cards continued to drive growth, followed to a lesser extent by consumer loans, which grew at rates of 14.7% and 9.1%, respectively. Growth in foreign currency loans slowed down and stood at 2.9%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.45
–In terms of asset quality, the NPL ratio increased by 28 basis points compared to the figure as of the end of June to 3.7%, mainly as a result of the increase in non-performing loans, both in the retail and the wholesale portfolios, partially offset by sales of impaired loans and recoveries. On the other hand, the NPL coverage ratio recorded a decrease of 805 basis points in the quarter due to the increase of non-performing loans, standing at 78% as of September 30, 2025.
–In the evolution of customer funds during the quarter, off-balance sheet funds stood out, which recorded growth of
22.2%. On the other hand, customer deposits increased by 9.5% with higher balances in both, US dollar deposits
(+10.2%), and Turkish lira balances (+2.0%) driven in both cases by demand deposits.
Results
Turkey reached a net attributable profit of €648m during the first nine months of 2025, which compares very favorably with the result achieved in the same period of the previous year, as a result of the good performance of recurring revenues in banking business (net interest income and net fees and commissions) and a less negative hyperinflation impact.
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of September 2025 at current exchange rate is affected by the depreciation of the Turkish lira in the last year (-21.6%). To isolate this effect, the highlights of the results of the first nine months of 2025 at constant exchange rates are summarized below:
–Net interest income grew year-on-year, mainly driven by the dynamism of lending activity and by the improvement of the
Turkish lira customer spread. In addition, the central bank has increased the remuneration of certain Turkish lira reserves since February 2024.
–Net fees and commissions recorded a significant increase, driven by the solid performance in fees and commissions associated with payment methods, followed by those related to asset management, insurances and guarantees, which compensated the increase of the paid commissions for payroll gatherings.
–Lower NTI, due to the currency positions the area maintains, partially offset by higher results from the Global Markets unit.
–The other operating income and expenses line had a balance of €-303m, which compares favorably with the previous year. This line incorporates, among others, the loss on the net monetary position, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative at the end of
September 2025, compared with the same period of 2024. This line also includes the results of the subsidiaries of Garanti
BBVA and the evolution of the insurance business, whose contribution was increased in both cases compared to the cumulative total at the end of September 2024.
–Operating expenses continued growing, mainly due to higher personnel expenses, linked to the growth in the workforce and a salary review in the context of high inflation. On the other hand, operating expenses also increased, highlighting the higher advertising expenditures and, to a lesser extent, technology expenses.
–Regarding the impairment on financial assets, higher provisions were recorded, which is explained by the growth of the activity and higher requirements in retail portfolios, partially offset by releases in the wholesale portfolio. Meanwhile, the cumulative cost of risk as of September 30, 2025 stood at 1.76%, with an increase of 12 basis points in the quarter.
–The provisions and other results line closed September 2025 at €-13m, which are lower than the releases in the same period of the previous year (€98m) associated with significant recoveries from wholesale customers and the revaluation of real estate recorded in the first nine months of 2024.
In the third quarter of 2025, the net attributable profit of Turkey stood at €279m, which represents a decrease compared to the previous quarter mainly as a result of the increase in the level of impairment on financial assets due to lower level of releases from the wholesale portfolio, along with higher operating expenses. This was partially offset by better performance in recurring revenues and NTI.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.46
South America
Highlights for the period January - September 2025
–Balanced growth in lending activity and customer funds
–Argentina's cumulative hyperinflation adjustment in September 2025 significantly lower than in September
2024
–Peru and Colombia continue showing good performance in terms of risk quality
–Year-on-year increase in the area's net attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+10.1%
+9.5%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+9.2%	(1)

2,056	2,245

600
805
651
782
803
718
724
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At constant exchange rates: +38.0%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+24.1%	(1)

471	585

119
197
155
164
218
203
164
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At constant exchange rates: +84.2%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.47

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24
Net interest income	3,537	(15.3)	(1.9)	4,178
Net fees and commissions	655	7.5	18.9	610
Net trading income	433	(20.9)	(11.6)	548
Other operating income and expenses	(625)	(57.5)	(55.6)	(1,471)
Gross income	4,001	3.5	23.5	3,865
Operating expenses	(1,756)	(2.9)	9.0	(1,809)
Personnel expenses	(787)	(4.7)	8.1	(826)
Other administrative expenses	(815)	(1.1)	11.6	(824)
Depreciation	(154)	(3.0)	0.5	(159)
Operating income	2,245	9.2	38.0	2,056
Impairment on financial assets not measured at fair value through profit or loss	(857)	(18.3)	(12.0)	(1,049)
Provisions or reversal of provisions and other results	(34)	(46.9)	(41.3)	(63)
Profit (loss) before tax	1,354	43.6	127.3	943
Income tax	(417)	120.5	n.s.	(189)
Profit (loss) for the period	937	24.3	77.8	754
Non-controlling interests	(353)	24.7	68.0	(283)
Net attributable profit (loss)	585	24.1	84.2	471

Balance sheets	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	7,393	(17.0)	(6.8)	8,906
Financial assets designated at fair value	10,528	(3.3)	6.4	10,884
Of which: Loans and advances	209	2.2	2.2	205
Financial assets at amortized cost	51,598	3.2	11.1	49,983
Of which: Loans and advances to customers	47,804	2.0	9.8	46,846
Tangible assets	1,107	(13.3)	(9.7)	1,277
Other assets	2,516	(14.7)	(7.7)	2,948
Total assets/liabilities and equity	73,142	(1.2)	7.2	73,997
Financial liabilities held for trading and designated at fair value through profit or loss	2,649	28.6	29.5	2,060
Deposits from central banks and credit institutions	3,844	(10.4)	(4.9)	4,292
Deposits from customers	50,438	(0.6)	7.7	50,738
Debt certificates	3,691	(1.6)	6.3	3,752
Other liabilities	5,706	(5.9)	6.9	6,066
Regulatory capital allocated	6,814	(3.9)	4.6	7,090

Relevant business indicators	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽²⁾	47,730	2.3	10.1	46,663
Non-performing loans	2,183	(8.6)	(4.8)	2,387
Customer deposits under management ⁽³⁾	50,438	(0.6)	7.7	50,738
Off-balance sheet funds ⁽⁴⁾	8,406	5.9	21.5	7,936
Risk-weighted assets	53,465	(5.4)	2.6	56,489
RORWA ⁽⁵⁾	2.27			1.94
Efficiency ratio (%)	43.9			47.5
NPL ratio (%)	4.1			4.5
NPL coverage ratio (%)	93			88
Cost of risk (%)	2.43			2.87
⁽¹⁾ At constant exchange rate.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios in Colombia and Peru.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.48

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24
Argentina	503	7.0	n.s.	470	104	(25.0)	n.s.	138
Colombia	466	(6.0)	0.3	496	122	33.6	42.6	91
Peru	918	0.7	0.2	912	227	31.0	30.4	173
Other countries ⁽²⁾	358	101.5	113.8	177	133	92.4	106.2	69
Total	2,245	9.2	38.0	2,056	585	24.1	84.2	471
⁽¹⁾ At constant exchange rates.
⁽²⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	30-09-25	31-12-24	30-09-25	31-12-24	30-09-25	31-12-24
Performing loans and advances to customers under management ⁽¹⁾⁽²⁾	7,660	4,783	16,555	15,609	18,710	18,314
Non-performing loans ⁽¹⁾	308	70	798	966	906	1,081
Customer deposits under management ⁽¹⁾⁽³⁾	9,930	6,281	17,295	17,178	19,290	19,432
Off-balance sheet funds ⁽¹⁾⁽⁴⁾	2,545	1,935	2,836	2,539	3,023	2,440
Risk-weighted assets	11,068	11,037	18,054	18,868	18,676	20,384
RORWA ⁽⁵⁾	1.87	3.65	0.91	0.46	3.21	2.40
Efficiency ratio (%)	54.6	59.5	45.2	46.9	37.6	36.5
NPL ratio (%)	3.8	1.4	4.5	5.7	4.0	4.9
NPL coverage ratio (%)	88	145	89	82	99	90
Cost of risk (%)	4.91	4.48	2.24	2.83	1.77	2.83
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru, preliminary data as of September 30, 2025).
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first nine months of 2025 were:
–Lending activity (performing loans under management) recorded an increase of +10.1%, with a more dynamic growth in the wholesale portfolio that grew at a rate of 10.5%, above the growth of the retail portfolio (+9.7%).
–Customer funds under management grew by 9.5% compared to the closing balances at the end of 2024, where the evolution of off-balance sheet funds (+21.5%) and time deposits (+10.6%) stand out.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.49
The most relevant aspects related to the area's activity during the third quarter of the year 2025 have been:
–Lending activity registered a positive variation of 3.1%, mainly supported by the dynamism of commercial loans (+2.4%), credit consumption and credit cards (+4.1%, overall).
–With regard to the quality of the credit granted, the area's NPL ratio stood at 4.1%, which represents a decrease of 11 basis points compared to the previous quarter, favored by the performance in Peru and Colombia. For its part, the coverage ratio for the area was 93%, which represents an increase of 355 basis points compared to the end of June, also driven by Peru and Colombia.
–Customer funds under management increased at a rate of 5.0%, with growth of 4.3% in customer deposits and 9.3% in off-balance sheet funds.
South America generated a net attributable profit of €585m at the end of the first nine months of 2025, which represents a year-
on-year growth of 24.1% at current exchange rates, mainly derived from a less negative hyperinflation adjustment in Argentina, along with a better performance of net fees and commissions, and with a more reduced level of loan-loss provisions.
The impact of the adjustment for hyperinflation implies, among other effects, recording in the income statement the loss on the net monetary position of the Argentina subsidiaries under "Other operating income and expenses" and amounted to €277m in the period January - September 2025, much lower than the €1,178m recorded in the period January - September 2024.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The outlook for economic growth deteriorated in the third quarter of 2025 due to the combination of high political uncertainty, high interest rates, and exchange rate pressures. BBVA Research has revised its GDP growth forecast for 2025 downwards to 4.5%
(one percentage point lower than in the previous scenario) and expects a gradual moderation in growth to rates of 3% by 2026.
Despite the volatility and the recent depreciation of the peso, inflation has maintained the correction path initiated in 2024: in
September it stood at 32.1% and it is expected to reach 30% by the end of 2025 and may fall below 20% during the second half of
2026.
The banking system continues to grow at a high pace, although the inflation control entails that the credit and deposit volume growth is more moderate than in previous quarters. With data at the end of August 2025, total lending was increased by 136%
compared to August 2024, favored by consumer, corporate and, above all, mortgage portfolios, which grew by 130%, 127% and
445% year-on-year, respectively. For their part, deposits continue to decelerate, and at the end of August recorded a year-on-year growth of 54%. Finally, the NPL ratio has rebounded due to the growth in household credit defaults, standing at 3.72% at the end of August 2025.
Activity and results
–In the first nine months of 2025, performing loans under management grew by 60.1% (+10.1% in the third quarter), driven mainly by the growth in corporate loans and all the loans to individuals, highlighting the dynamism of mortgage loans (+134.7%) and growth in terms of volume of consumer loans (+72.0%) and credit cards (+37.3%). At the end of
September 2025, the NPL ratio stood at 3.8%, an increase of 107 basis points compared to the end of June 2025, mainly due to retail portfolio NPL entries affecting the NPL coverage ratio, which stood at 88%, below the level recorded at the end of June 2025.
–On balance sheet funds recorded a 58.1% growth in the first nine months of 2025 (+19.8% in the third quarter), with growth in time deposits (+99.8%) higher than demand deposits (+36.1%). For its part, mutual funds (off-balance sheet funds) also had a good performance on the same time horizon (+31.5%, +16.3% in the third quarter).
16 At current rates, that is, the impact of exchange rate fluctuations on the profit and loss account is not excluded.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.50
–Regarding the evolution of the income statement16, the cumulative net attributable profit at the end of September 2025 stood at €104m, showing a significantly lower hyperinflationary impact than at the end of September 2024. Net interest income continues to be affected by price effect and the higher cost of funds due to the growth in customer balances, which was not offset by the higher lending volume. Net fees and commissions grew by 20.3% year-on-year, driven by payment methods activity. On the other hand, a significantly lower negative adjustment for hyperinflation was recorded
(mainly reflected in the "Other operating income and expenses" line) and higher operating expenses, both in personnel
(fixed compensation to staff) and in other operating expenses. With regard to loan-loss provisions, there was an increase in requirements in the retail portfolio, partly affected by a higher portfolio volume. As a result of the above, the cost of risk stood at 4.91%, which represents an increase of 44 basis points in the quarter. Thus, the result of the third quarter reached €13m, which represents a decrease from the previous quarter, mainly due to higher loan-loss provisions compared to the second quarter of 2025, due to greater requirements in the retail and fixed income portfolios, where in the second quarter there were releases due to an improvement in the internal rating of the national government bond portfolio. This was partially offset by the favorable performance of net fees and commissions and a less negative hyperinflation adjustment.
Colombia
Macro and industry trends
Economic activity remained relatively robust during the first half of 2025, supported by the dynamism of private consumption and fiscal spending. BBVA Research expects the recovery to continue in the coming quarters, estimating GDP growth for 2025 at
2.5%, two tenths above the previous scenario and raising it to 2.7% for 2026. The increase in the household spending has also contributed to limit the reduction in the inflation: in September, the overall rate reached 5.2%, and it is expected to close the year and start 2026 at around 5%. This price environment, together with fiscal pressures and domestic uncertainty, has led the central bank to keep its benchmark interest rate unchanged at 9.25%: a level that could extend into the second half of 2026, at which point monetary policy could become more expansionary with rate cuts to around 8.5% at the end of the year.
Total credit growth in the banking system stood at 6.1% year-on-year in August 2025. As in previous months, the system's lending continued to be driven by corporate credit and mortgage loans, with growth of 6.2% and 11.0% respectively. As for consumer credit remained virtually flat in August shows a slightly increased dynamism than in previous months, with growth in year-on-year terms of 3.2%. On the other hand, total deposits grew by 10.1% year-on-year at the end of August 2025, with a more balanced evolution by portfolios than in previous quarters. Thus, demand and time deposits grew by 9.9% and 10.3% year-on-year respectively. The system's NPL ratio has improved in the last few months, placing at 4.22% in August 2025, 88 basis points below the figure for the same month of the previous year.
Activity and results
–Lending activity grew at a rate of 6.1% compared to the end of 2024, and 2.0% in the third quarter. In terms of asset quality indicators, they improved with respect to the end of 2024: the NPL ratio stood at 4.5%, a decrease of 49 basis points with respect to the previous quarter, as a result of the containment of inflows and the good recovery dynamics of the quarter, as well as the write-offs mainly in retail portfolios. On the other hand, the coverage ratio rose 381 basis points in the quarter, placing at 89% due to the decrease in non-performing loans.
–Customer funds grew by 2.1% compared to the end of 2024, mainly thanks to the growth of time deposits (+5.4%) and, to a lesser extent, to the increase of off-balance sheet funds (+11.7%). In the third quarter, off-balance sheet funds grew by
9.5% and offset the lower customer balances.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.51
–The cumulative net attributable profit at the end of September 2025 stood at 122 million euros, that is, 33.6% higher than at the end of the same period of the previous year (at current exchange rates), favored by a more efficient cost management, and particularly, a lower level of provisions for impairment on financial assets associated with the lower requirements of the retail portfolio as a result of lower entries into NPLs. Third quarter net attributable profit stood at
€48m, 20.6% above the previous quarter at current exchange rates, mainly as result of the dynamism of the recurring revenues and NTI, and lower loan-loss provisions needs in the retail portfolio, which have been reflected in a 19 basis points decrease in the quarter in the cumulative cost of risk as of September 30, 2025, which stood at 2.24%.
Peru
Macro and industry trends
Economic activity has maintained a relatively favorable performance during the first half of 2025, thanks to the dynamism of the domestic demand and support from gold and copper prices. According to BBVA Research, GDP growth could stand at 3.1% in
2025, in line with the previous forecast, and remain at around that level in 2026 amid growing domestic political uncertainty.
Controlled inflation, which stood at 1.4% in September and is expected to rise gradually to 1.8% in December and 2.5% throughout
2026, and low interest rates, which could remain unchanged at the current 4.25%, support growth expectations going forward.
Total lending in the Peruvian banking system continued the trend of recent quarters and increased 4.8% year-on-year in August
2025, with growth in all portfolios. Thus, the consumer credit portfolio grew by 10.1% year-on-year, the mortgage portfolio increased by 6.4% and the corporate loan portfolio by 2.5% year-on-year. The system's total deposits lost momentum in August
2025, with year-on-year growth of 3.3% due to the contraction in time deposits (-1.4% year-on-year), which was partially offset by
5.8% growth in demand deposits. Finally, the system's NPL ratio continued on a downward trend, reaching a rate of 3.46% in
August 2025.
Activity and results
–Lending activity grew by 2.2% compared to the end of December 2024, focused on the retail portfolios, mainly mortgages and consumer loans, which offset the deleveraging in the wholesale portfolios. In the third quarter of 2025, lending growth stood at 1.7%, with growth in the retail portfolio (+3.2%) and stability in the wholesale portfolio (+0.5%). Regarding the asset quality indicators, the NPL ratio was lower than at the end of June 2025 (-29 basis points) placing at 4.0%, where ongoing strong recovery performance and management of non-performing loans during the quarter continue. The coverage ratio was 99%, representing an increase of 716 basis points compared to the end of June, driven by the reduction in non-performing loans and the effect of the annual review of risk model parameters.
–Customers funds under management increased during the first nine months of 2025 (+2.0%), thanks to the favorable performance of demand deposits (+5.9%) and off-balance sheet funds (+23.9%).
–BBVA Peru's cumulative attributable profit stood at the end of September 2025 at €227m, which represents a year-on-
year increase of 31.0% at current exchange rates, originated in lower provisions for impairment on financial assets, which were significantly lower than in the same period of 2024 (-36.7% at current exchange rates) due, among other factors, to a lower requirement for retail products as a result of the improved asset quality of the portfolio in the last quarters. The net attributable profit of the quarter stood at € 71m, which is a variation of -2.1% compared to the previous quarter, at current exchange rates, mainly as a result of the loan-loss provisions made in the quarter, originated in the annual review of the risk model parameters. Thus, the cumulative cost of risk at the end of September 2025 stood at 1.77%, +24 basis points above the cumulative cost of risk at the end of June, although it is still below the cumulative cost of risk at the end of 2024. This development was partially offset by the strong performance of recurring revenue from the banking business.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.52
Rest of Business
Highlights for the period January - September 2025
–Dynamism of lending activity in all geographical areas in the first nine months of 2025
–Outstanding evolution of fees
–Positive behavior of risk indicators
–Highest attributable profit within the quarterly series since 2024

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+20.8%
+32.6%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+22.4%	(1)

549	672

175
176
199
149
226
206
241
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At current exchange rates: +20.2%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+20.0%	(1)

401	481

119
113
169
84
165
138
178
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At current exchange rates: +17.6%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.53

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24 ⁽²⁾
Net interest income	596	14.1	15.7	522
Net fees and commissions	428	52.0	53.9	281
Net trading income	269	6.4	8.8	252
Other operating income and expenses	4	191.0	241.1	1
Gross income	1,296	22.6	24.5	1,058
Operating expenses	(624)	25.3	26.9	(498)
Personnel expenses	(322)	23.0	24.9	(262)
Other administrative expenses	(273)	27.8	29.2	(214)
Depreciation	(28)	27.5	28.9	(22)
Operating income	672	20.2	22.4	560
Impairment on financial assets not measured at fair value through profit or loss	(47)	28.1	27.7	(36)
Provisions or reversal of provisions and other results	(11)	n.s.	n.s.	(3)
Profit (loss) before tax	615	18.1	20.5	520
Income tax	(134)	19.7	22.0	(112)
Profit (loss) for the period	481	17.6	20.0	409
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	481	17.6	20.0	409

Balance sheets	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Cash, cash balances at central banks and other demand deposits	9,152	9.6	23.2	8,348
Financial assets designated at fair value	2,043	25.6	33.4	1,627
Of which: Loans and advances	1,351	47.7	59.9	914
Financial assets at amortized cost	64,723	15.6	20.4	56,013
Of which: Loans and advances to customers	58,308	15.7	20.7	50,392
Inter-area positions	—	—	—	—
Tangible assets	230	11.7	21.2	206
Other assets	490	43.7	50.5	341
Total assets/liabilities and equity	76,639	15.2	21.2	66,534
Financial liabilities held for trading and designated at fair value through profit or loss	788	22.7	37.7	642
Deposits from central banks and credit institutions	5,133	156.3	170.0	2,002
Deposits from customers	35,178	28.2	33.2	27,432
Debt certificates	1,684	(2.2)	2.6	1,721
Inter-area positions ⁽³⁾	27,326	(2.7)	3.5	28,091
Other liabilities ⁽³⁾	1,714	6.2	13.8	1,613
Regulatory capital allocated	4,817	(4.3)	0.4	5,033

Relevant business indicators	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24
Performing loans and advances to customers under management ⁽⁴⁾	58,359	15.8	20.8	50,393
Non-performing loans	151	(29.4)	(29.4)	213
Customer deposits under management ⁽⁴⁾	35,178	28.2	33.2	27,432
Off-balance sheet funds ⁽⁵⁾	687	6.5	6.5	645
Risk-weighted assets	41,516	(6.5)	(1.8)	44,407
RORWA ⁽¹⁾⁽⁶⁾	1.70			1.27
Efficiency ratio (%)	48.1			50.4
NPL ratio (%)	0.2			0.3
NPL coverage ratio (%)	136			102
Cost of risk (%)	0.10			0.17
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Revised balances in 2024.
⁽⁴⁾ Excluding repos.
⁽⁵⁾ Includes pension funds.
⁽⁶⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.54
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the first nine months of 2025 were:
–Lending activity (performing loans under management) grew by 20.8%. The United States and Europe are driving this growth, with significant transactions in project finance and corporate loans.
–Customer funds under management recorded an increase of 32.6%, driven by customer deposits in Europe, supported by the performance of United Kingdom (CIB) and the digital bank in Germany, and, to a lesser extent, Asia.
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the third quarter of 2025 were:
–Lending (performing loans under management) recorded a growth of 4.2%, continuing the upward trend seen in recent quarters. Significant growth was observed in Investment Banking & Finance (IB&F), especially in the United States.
–On the other hand, compared to the end of June, the NPL ratio decreased by 3 basis points to 0.2%, while the coverage ratio fell to 136%.
–Customer funds under management recorded an increase of 34.3%, mainly due to the deposit balances, both demand and time deposits, by customers of branches in Europe, followed by customer deposits in the United States and Asia.
Results
Rest of Business achieved an accumulated net attributable profit of €481m during the first nine months of 2025, 20.0% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the NTI, which widely offset the increase in operating expenses.
In the year-on-year evolution of the main lines of the area's income statement at the end of September 2025, the following was particularly noteworthy:
–Net interest income grew by 15.7% as a result of increased activity volumes and appropriate price management. By geographical areas, growth in the New York branch stood out.
–Net fees and commissions had an excellent performance and increased by 53.9%, thanks to issuance activity in the primary debt market and relevant operations in project finance and corporate loans. Commissions originating in Europe and the United States stood out.
–The NTI grew by 8.8% with the favorable performance of the United States standing out thanks to commercial activity in foreign exchange, credit and interest rates.
–Increase in operating expenses of 26.9% mainly explained by higher expenses in Europe and, to a lesser extent, in the
United States due to new hires and investment in strategic projects.
–The impairment on financial assets line at the end of September 2025 recorded a balance of €-47m, figure which is higher than in the same period of the previous year, mainly originated in higher provisions in the United States. Meanwhile, the cumulative cost of risk at the end of September fell by 4 basis points compared to June to 0.10%, due in part to lower provisions for individual customers.
In the third quarter of 2025 and excluding the effect of the exchange rates fluctuations, the Group's Rest of Businesses as a whole generated a net attributable profit of €178m, 29.6% above that of the previous quarter. In the quarterly evolution, the good performance of recurring revenues and NTI were partially offset by the increase in the operating expenses associated with strategic plans.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.55
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	Jan.-Sep.24 ⁽¹⁾
Net interest income	(323)	0.5	(321)
Net fees and commissions	(87)	44.4	(60)
Net trading income	(186)	n.s.	83
Other operating income and expenses	62	n.s.	(6)
Gross income	(534)	75.4	(304)
Operating expenses	(521)	(7.4)	(563)
Personnel expenses	(625)	11.1	(562)
Other administrative expenses	263	65.3	159
Depreciation	(159)	(0.4)	(160)
Operating income	(1,055)	21.6	(867)
Impairment on financial assets not measured at fair value through profit or loss	(1)	n.s.	1
Provisions or reversal of provisions and other results	25	(49.9)	50
Profit (loss) before tax	(1,031)	26.3	(816)
Income tax	285	220.6	89
Profit (loss) for the period	(746)	2.5	(727)
Non-controlling interests	(5)	n.s.	1
Net attributable profit (loss)	(750)	3.4	(726)

Balance sheets ⁽¹⁾	30-09-25	∆ %	31-12-24 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	521	(12.3)	594
Financial assets designated at fair value	6,709	(16.2)	8,007
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	4,120	0.6	4,095
Of which: Loans and advances to customers	448	50.9	297
Inter-area positions	—	—	—
Tangible assets	1,858	(2.9)	1,912
Other assets	15,507	(4.1)	16,168
Total assets/liabilities and equity	28,715	(6.7)	30,777
Financial liabilities held for trading and designated at fair value through profit or loss	122	49.1	82
Deposits from central banks and credit institutions	3,804	(19.4)	4,721
Deposits from customers	1,789	(13.0)	2,057
Debt certificates	2,562	47.6	1,735
Inter-area positions	1,435	(75.5)	5,871
Other liabilities	5,455	54.1	3,539
Regulatory capital allocated	(48,260)	2.2	(47,242)
Total equity	61,809	3.0	60,014
⁽¹⁾ Excluding deletions.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
Results
The Corporate Center recorded between January and September of 2025 a net attributable loss of €-750m, in line with the
€-726m recorded in the same period of the previous year. The evolution of the Corporate Center is partially explained by the negative NTI registered at the end of September 2025, originating from Mexican peso hedges, which contrasts with the gains obtained from hedging in this currency in the same period of 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.56
Additional pro forma information: Corporate & Investment Banking
Highlights for the period January - September 2025
–Sustained growth in lending continues
–Favorable performance of recurring revenues and NTI in the quarter
–Solid gross income in all business divisions
–Increase in net attributable profit in the quarter
–

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-24)

+15.2%
+22.7%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

RECURRING REVENUES / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+30.3%	(1)

2,723	3,549

834
928
962
871
1,191
1,109
1,249
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At current exchange rates: +15.3%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+31.8%	(1)

1,776	2,341

546
597
632
578
776
749
816
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

⁽¹⁾ At current exchange rates: +17.1%.
The pro forma information of CIB does not include the wholesale business of the Group in Venezuela nor the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.57

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.25	∆ %	∆ % ⁽¹⁾	Jan.-Sep.24 ⁽²⁾
Net interest income	2,334	29.7	48.3	1,800
Net fees and commissions	1,020	16.6	26.2	875
Net trading income	1,515	(5.4)	3.2	1,602
Other operating income and expenses	(36)	(19.8)	(9.5)	(45)
Gross income	4,832	14.2	26.8	4,232
Operating expenses	(1,283)	11.2	18.0	(1,154)
Personnel expenses	(591)	12.8	17.8	(524)
Other administrative expenses	(599)	9.5	18.8	(547)
Depreciation	(93)	11.7	15.0	(84)
Operating income	3,549	15.3	30.3	3,077
Impairment on financial assets not measured at fair value through profit or loss	68	51.1	112.8	45
Provisions or reversal of provisions and other results	(11)	n.s.	n.s.	(2)
Profit (loss) before tax	3,606	15.6	31.0	3,120
Income tax	(1,022)	13.8	30.0	(898)
Profit (loss) for the period	2,584	16.3	31.3	2,222
Non-controlling interests	(243)	8.8	26.8	(223)
Net attributable profit (loss)	2,341	17.1	31.8	1,999
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of September 30, 2025.

Balance sheets	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	9,500	1.8	12.8	9,333
Financial assets designated at fair value	111,917	(0.3)	—	112,237
Of which: Loans and advances	38,847	5.6	5.8	36,785
Financial assets at amortized cost	123,977	8.2	12.7	114,620
Of which: Loans and advances to customers	102,279	10.0	15.2	92,966
Inter-area positions	—	—	—	—
Tangible assets	218	12.3	22.7	194
Other assets	2,328	(85.5)	(85.4)	16,111
Total assets/liabilities and equity	247,940	(1.8)	0.6	252,495
Financial liabilities held for trading and designated at fair value through profit or loss	80,928	0.6	0.7	80,460
Deposits from central banks and credit institutions	37,120	7.3	7.7	34,589
Deposits from customers	79,077	15.7	22.4	68,346
Debt certificates	8,451	29.7	30.0	6,516
Inter-area positions	23,711	(45.1)	(43.7)	43,188
Other liabilities	6,317	(8.1)	(2.8)	6,872
Regulatory capital allocated	12,338	(1.5)	3.4	12,523

Relevant business indicators	30-09-25	∆ %	∆ % ⁽¹⁾	31-12-24 ⁽²⁾
Performing loans and advances to customers under management ⁽³⁾	102,226	10.0	15.2	92,914
Non-performing loans	572	(4.6)	18.0	599
Customer deposits under management ⁽³⁾	74,079	15.4	22.6	64,174
Off-balance sheet funds ⁽⁴⁾	4,460	16.0	25.3	3,844
Efficiency ratio (%)	26.6			28.6
⁽¹⁾ At constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
17 CIB results do not include the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.58
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of September 30, 2025 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to
Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in the first nine months of 2025 were:
–Growth in lending activity in the Group's wholesale businesses stood at 15.2% compared to the end of 2024; with Rest of
Business (the United States and Europe) and Spain driving this growth, with significant operations in project finance and corporate loans.
–Customer funds increased by 22.7% with good performance in almost all geographical areas, with Spain and Rest of
Business standing out.
The most relevant aspects related to the area's activity in the third quarter of 2025 were:
–Lending stood at the end of September 2025, 4.6% above the balance at June 30, 2025, continuing the upward trend shown in recent quarters. Notable growth was observed both in Investment Banking & Finance (IB&F), especially in the
United States and Europe.
–Customer funds increased by 20.7% during the third quarter of the year 2025 especially in Spain, thanks to notable transactions with customers and credit institutions.
Results
CIB generated a net attributable profit of €2,341m in the first nine months of 202517. Excluding the impact of currency fluctuations, this result represents a 31.8% increase over the same period of the previous year and reflects again the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.
All business divisions posted double-digit revenue growth: Global Markets with good behavior in all its products, particularly in currency, credit and interest rates; Global Transaction Banking (GTB), thanks to the positive evolution of recurring revenues, mainly net interest income; excellent results in IB&F, with singular operations that have generated commission income and a positive evolution of net interest income.
The most relevant aspects of the year-on-year income statement evolution of this aggregate as of end of September 2025 are summarized below:
–Net interest income increased by 48.3%, thanks to the continued growth of the portfolio in both 2024 and in the first nine months of 2025, as well as effective price management. By geographical areas, Spain, the United States, Turkey and
Mexico showed higher growth.
–Net fees and commissions grew by 26.2%, with significant activity in almost all the geographical areas, where Rest of
Business and Mexico stand out. Noteworthy was the issuance activity in the primary debt market, treasury management in Mexico and significant operations in project finance and corporate loans.
–Year-on-year increase in the NTI (+3.2%), with a particularly strong performance in the United States thanks to the commercial activity in foreign exchange, credit, and interest rates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.59
–Operating expenses grew by 18.0% due to higher personnel expenses associated with strategic plans and new capacities, as well as higher technological expenses resulting from the execution of strategic projects for the area. However, the efficiency ratio stood at 26.6% at the end of September, an improvement of 197 basis points compared to the first nine months of 2024, thanks to the outstanding growth in gross income.
–Provisions for impairment on financial assets line recorded a release of €68m, mainly originating in Turkey, Rest of
Business and to a lesser extent, in South America (Peru).
In the third quarter of 2025 and excluding the effect of the variation in exchange rates, the Group's wholesale business generated a net attributable profit of €816m, which is 9.0% higher compared to the previous quarter. This evolution is mainly due to the strong performance of recurring revenues, particularly net interest income.
18 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.60
Alternative Performance Measures
(APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group
also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information.
These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority
(ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the
European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency18 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2024 and at the during the nine months ended as of September, 30 2025, there were no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine an net attributable profit or a profit for the period different to that from the financial statements. For this reason, as there are no differences between the Consolidated
Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: that is, adjusted ROE, adjusted ROTE, adjusted ROA and adjusted RORWA.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.61
Profitability and efficiency ratios
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds
(above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

ROE

			Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,666	10,054	10,181
Denominator (Millions of euros)	+	Average shareholders' funds	74,861	69,703	69,026
	+	Average accumulated other comprehensive income	(18,038)	(16,412)	(16,095)
	=	ROE	18.8%	18.9%	19.2%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
19 The target fully loaded CET1 ratio considered for the purposes of this metric has been placed at 12%, at the top of the Group's established target management range of 11.5-12.0% of CET1.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.62
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE

			Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,666	10,054	10,181
Denominator (Millions of euros)	+	Average shareholders' funds	74,861	69,703	69,026
	+	Average accumulated other comprehensive income	(18,038)	(16,412)	(16,095)
	-	Average intangible assets	2,544	2,380	2,371
	=	ROTE	19.7%	19.7%	20.1%
RORC
The RORC (return on regulatory capital) measures the return on regulatory capital necessary to meet the CET1 fully loaded target ratio19. It is calculated as follows:

Net attributable profit (loss)
Average regulatory capital of the Group
Explanation of the formula: The numerator is the net attributable profit (loss), described above. The denominator is the average regulatory capital of the Group, defined as the Risk Weighted Assets multiplied by the CET1 fully loaded target ratio plus regulatory deductions plus the perimeter differences between regulatory and accounting own funds less Solvency minority interests. If the described metric is presented on a date prior to the end of the year, the numerator will be presented on an annualized basis.

RORC

			Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,666	10,054	10,181
Denominator (Millions of euros)	=	Average regulatory capital of the Group	49,816	47,919	47,720
	=	RORC	21.41%	20.98%	21.33%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.63
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	Profit (loss) for the period	11,312	10,575	10,669
Denominator (Millions of euros)	Average total assets	801,113	777,997	777,495
=	ROA	1.41%	1.36%	1.37%
RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	Profit (loss) for the period	11,312	10,575	10,669
Denominator (Millions of euros)	Average RWA	398,720	382,487	379,741
=	RORWA	2.84%	2.76%	2.81%
Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses)
plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.64
Relevance of its use: this ratio is generally used in the banking sector.

EFFICIENCY RATIO

			Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	+	Operating expenses	10,360	14,193	10,189
Denominator (Millions of euros)	+	Gross income	27,136	35,481	26,161
	=	Efficiency ratio	38.2%	40.0%	38.9%
Other ratios
Earning (loss) per share
The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

EARNING (LOSS) PER SHARE

			Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
(Millions of euros)	+	Net attributable profit (loss)	7,978	10,054	7,622
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	299	388	287
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	7,679	9,666	7,335
Denominator (millions)	+	Average number of shares outstanding	5,763	5,793	5,802
	-	Average treasury shares of the period	9	10	12
	-	Share buyback program (average) ⁽¹⁾	—	13	18
	=	Earning (loss) per share (euros)	1.33	1.68	1.27
⁽¹⁾ The period January-December 2024 includes the average number of shares taking into account the redemption made corresponding to the program executed in that year.
Additionally, for management purposes, the adjusted earning (loss) per share is presented.

ADJUSTED EARNING (LOSS) PER SHARE

			Jan.-Mar.2025	Jan.-Dec.2024	Jan.-Mar.2024
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	7,679	9,666	7,335
Denominator (millions)	+	Number of shares outstanding	5,763	5,763	5,763
	-	Average treasury shares of the period	9	10	12
	=	Adjusted earning (loss) per share (euros)	1.33	1.68	1.28
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.65
includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

BOOK VALUE PER SHARE

			30-09-25	31-12-24	30-09-24
Numerator (Millions of euros)	+	Shareholders' funds	76,319	72,875	70,536
	+	Accumulated other comprehensive income	(18,674)	(17,220)	(17,647)
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,763	5,763
	-	Treasury shares	8	7	11
	=	Book value per share (euros / share)	10.02	9.67	9.19
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-
option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above.
Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

TANGIBLE BOOK VALUE PER SHARE

			30-09-25	31-12-24	30-09-24
Numerator (Millions of euros)	+	Shareholders' funds	76,319	72,875	70,536
	+	Accumulated other comprehensive income	(18,674)	(17,220)	(17,647)
	-	Intangible assets	2,667	2,490	2,322
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,763	5,763
	-	Treasury shares	8	7	11
	=	Tangible book value per share (euros / share)	9.55	9.24	8.79
20 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.66
Credit risk indicators
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 320 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost" and "contingent risk" in stage 1 + stage
2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

NON-PERFORMING LOANS (NPLS) RATIO

		30-09-25	31-12-24	30-09-24
Numerator (Millions of euros)	NPLs	14,335	14,839	15,327
Denominator (Millions of euros)	Credit Risk	516,432	488,302	461,408
=	Non-Performing Loans (NPLs) ratio	2.8%	3.0%	3.3%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.67
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL COVERAGE RATIO

		30-09-25	31-12-24	30-09-24
Numerator (Millions of euros)	Provisions	11,970	11,905	11,457
Denominator (Millions of euros)	NPLs	14,335	14,839	15,327
=	NPL coverage ratio	84%	80%	75%
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses
(accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

COST OF RISK

		Jan.-Sep.2025	Jan.-Dec.2024	Jan.-Sep.2024
Numerator (Millions of euros)	Loan-loss provisions	5,826	5,708	5,623
Denominator (Millions of euros)	Average loans to customers (gross)	432,837	400,008	395,803
=	Cost of risk	1.35%	1.43%	1.42%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.68
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the
“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”,
“expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates, geopolitical tensions and tariff policies; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes;
(6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our
ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-
looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish -language version prevails.

January - September 2025 Report - p.69
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30, 2025	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting